MEDICAL INFORMATION TECHNOLOGY, INC.
RECISION OFFER PROSPECTUS
UP TO 1,789,593 SHARES OF COMMON STOCK
NOVEMBER 19, 2004

Medical Information Technology, Inc. (MEDITECH) hereby offers, under the terms and conditions described in this prospectus, to rescind the prior purchase of up to 1,789,593 shares of MEDITECH common stock by current and former MEDITECH staff members who purchased such stock during the month of February from 1997 through 2003, at original purchase prices ranging from $12.00 to $22.00 per share, and who still own such stock. The recision price being offered for such stock is the original purchase price, plus interest, less cash dividends received for such stock.

In all cases, the recision price being offered is less than the original purchase price. See CALCULATION OF THE RECISION AMOUNT on page 10.

MEDITECH has determined the maximum aggregate amount MEDITECH would be subject to pay pursuant to this recision offer is $26.1 million. There is no public trading market for MEDITECH common stock. MEDITECH is located at MEDITECH Circle, Westwood, Massachusetts 02090 and its telephone number is 781-821-3000.

You are not required to accept this recision offer. If you elect to accept this recision offer for any or all eligible shares of such stock you purchased and still own, you must complete the Recision Acceptance Form accompanying this prospectus and submit this form to MEDITECH by 5pm, Eastern standard time, on December 27, 2004. If your form is not received by then, you will be deemed to have not accepted this recision offer for any or all eligible shares.

Investing in MEDITECH common stock involves risks. See RISK FACTORS REGARDING THIS RECISION OFFER on page 6 for a discussion of material risks you should consider before you decide whether to accept or reject this recision offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. MEDITECH is not making an offer to rescind these securities in any state where the offer is not permitted.

QUESTIONS AND ANSWERS ABOUT THIS RECISION OFFER

Q: Why is MEDITECH making this recision offer?

A: MEDITECH is making this recision offer because it offered and sold shares of MEDITECH common stock to its staff members during the month of February from 1997 through 2003 without registering the shares under federal or state securities laws. The failure to register the shares may have violated Section 5 of the federal Securities Act of 1933 and/or Section 301 of the Massachusetts Uniform Securities Act. Section 5 of the Securities Act of 1933 requires that a company register the offer and sale of its shares with the Securities and Exchange Commission, unless an exemption to the registration requirement applies. Similarly, Section 301 of the Massachusetts Uniform Securities Act requires that a company register the offer and sale of its shares, unless an exemption to the registration requirement applies. This recision offer is intended to address these federal and state compliance issues by allowing holders of shares covered by this recision offer to sell those securities back to MEDITECH.

Q: Am I obligated to accept this recision offer?

A: No. You are not obligated in any way to accept this recision offer. You should be aware, however, if you do not accept the recision offer you may not have any further remedy against MEDITECH for potential violations of the registration requirements of federal and state securities laws. Please see "Q: What are the consequences to me if I fail to accept this recision offer?" below.

Q: What will I receive if I accept this recision offer?

A: If you accept this recision offer for any shares you purchased during the month of February from 1997 through 2003 and still own, MEDITECH will repurchase the shares with respect to which you have accepted the recision offer for the original purchase price you paid for such shares, plus interest at an annual rate of 6% based on the number of years you have owned the shares, less cash dividends received for such shares, and your ownership of MEDITECH common stock will be reduced accordingly. A check representing the proceeds to which you are entitled will be mailed to you as soon as feasible after December 27, 2004, the deadline for accepting this recision offer.

Q: If I accept this recision offer with respect to 100 shares of MEDITECH common stock which I purchased in February 2002 at $19 per share for a total of $1,900, how much money will I receive in return?

A: You will receive $1,835. The calculation is as follows:

Original purchase price	$1,900
plus 6% interest	$114
less 2002 cash dividends	$136

Subtotal	$1,878
plus 6% interest	$113
less 2003 cash dividends	$156

Final total	$1,835

Q: How will interest be calculated for shares I still own?

A: Interest will be calculated at an annual rate of 6%, the statutory rate under applicable Massachusetts state securities laws, and based on the number of years you have owned the shares.

Q: Why are interest and dividends received not calculated through the expiration date of December 27, 2004?

A: Calculating the recision price to reflect interest and dividends received through the expiration date would further reduce the recision price because dividends received in 2004 will be more than the 6% statutory interest rate. Therefore, MEDITECH has elected to do the calculation through February 2004. Please refer to the text and table in the section entitled CALCULATION OF THE RECISION AMOUNT.

Q: How does the recision amount compare to the price at which shares of MEDITECH stock have been purchased by the MEDITECH Profit Sharing Trust in recent transactions?

A: The amount you will receive from MEDITECH if you accept this recision offer for shares you still own will be less than the price you paid when you originally purchased your shares, and will also be less than the most recent sale price of $28.00 per share of MEDITECH stock, which is the price at which the MEDITECH Profit Sharing Trust purchased shares from existing shareholders in private transactions during September 2004.

Q: May I accept this recision offer for only some of the shares I purchased during the month of February from 1997 through 2003?

A: Yes. If you decide to accept this recision offer for only some of the shares you purchased during this period and still own, you should clearly indicate the shares for which you are accepting this recision offer on your Recision Acceptance Form.

Q: May I still accept this recision offer if I previously have sold some of the shares I purchased during the month of February from 1997 through 2003?

A: Yes. If you have already sold some of the shares you purchased during this period, you may accept this recision offer for any or all of the remaining eligible shares you still own.

Q: Why is MEDITECH not making a recision offer for shares I purchased during the month of February from 1997 through 2003 and have already sold?

A: MEDITECH is not making a recision offer for shares you no longer own because, based on the calculation set forth under Massachusetts state securities laws, there are no damages attributable to such shares. Under these laws, you may be able to retain your right to seek damages for such shares no longer owned. However, because the proceeds you received from your sale of such shares exceeded your original purchase price, adjusted for interest and dividends received, there are no damages under the statutory calculation.

Q: Have any officers, directors or 5% shareholders advised MEDITECH whether they will participate in the recision offer?

A: MEDITECH is not aware of any officers, directors or 5% shareholders who plan to accept the recision offer. If MEDITECH's eligible officers, directors and 5% shareholders do not accept the recision offer but all other eligible persons accept the recision offer in full, the relative ownership interests of MEDITECH's officers, directors and 5% shareholders would increase by approximately three percent (3%).

Q: What must I do if I do not want to accept this recision offer? May I affirmatively reject this recision offer?

A: You do not need to do anything if you do not want to accept this recision offer. Simply let the offer expire. You may, if you wish, affirmatively reject this recision offer in writing.

Q: What must I do to accept this recision offer?

A: In order to accept this recision offer, you must complete, sign and submit the Recision Acceptance Form to MEDITECH for receipt by 5pm, Eastern standard time, on December 27, 2004.

Q: Where do I mail my acceptance of this recision offer?

A: Send the completed and signed Recision Acceptance Form to:

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, Massachusetts 02090

Q: What is the deadline for accepting this recision offer?

A: Your acceptance of this recision offer must be received by MEDITECH at the above address no later than 5pm, Eastern standard time, on December 27, 2004. If your acceptance has not been received by that time, you will automatically be deemed to have not accepted this recision offer.

Q: What if I change my mind after accepting or rejecting this recision offer?

A: You may not change your election to accept or reject this recision offer after the expiration date, December 27, 2004. However, if prior to that date, you send your acceptance of this recision offer and subsequently decide you would prefer to revoke your acceptance and reject this recision offer, or you send a rejection of this recision offer and subsequently decide you would prefer to revoke your rejection and accept this recision offer, then you may do so by sending a notice to:

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, Massachusetts 02090

Your notice must include your name, your social security number and a clear indication you are revoking your earlier acceptance or rejection of this recision offer and must be received no later than 5pm, Eastern standard time, on December 27, 2004.

Q: What are the consequences to me if I fail to accept this recision offer?

A: If you fail to accept this recision offer, your ownership of MEDITECH common stock will not change, you will continue to receive dividends as declared and your ability to sell these shares will not be adversely affected.

In addition, under Section 410 of the Massachusetts Uniform Securities Act, your right, if any, to rescind your purchase of shares you still own will be extinguished thirty (30) days after your receipt of this prospectus unless you accept this recision offer. Furthermore, MEDITECH believes the statute of limitations for claims relating to the registration requirements of the federal securities laws has already expired pursuant to Section 13 of the Securities Act of 1933. We note, in situations where the limitations period has not expired, the staff of the Securities and Exchange Commission has generally taken the position that a purchaser's right of recision under the federal securities laws may survive a recision offer. This would mean that a purchaser would continue, for the applicable statutory period, to have a right of recision even after the recision offer.

Q: What other rights or remedies may I have as a result of MEDITECH's failure to register the shares?

A: Whether or not you accept the recision offer, it is possible you may have other rights under the anti-fraud provisions of federal and state securities laws, or under common law or equity. These provisions may have statutes of limitations which are longer than the statutes of limitations under the registration provisions of the federal and state securities laws. For example, the statute of limitations under the anti-fraud provisions of the federal Securities Exchange Act of 1934 may be up to five years, and common law fraud claims in Massachusetts are generally subject to a statute of limitations of three years. You should consult with an attorney regarding the specific facts and legal rules which apply to you.

Q: What are the likely federal income tax consequences to me of accepting the recision offer?

A: The following is a brief discussion of material federal income tax considerations relating to this recision offer. For a more extensive discussion of the material federal income tax considerations relating to the recision offer, you should review the section entitled MATERIAL FEDERAL INCOME TAX CONSEQUENCES. In addition, you should consult with your own tax advisor with regard to your particular federal and state tax consequences of accepting this recision offer.

All funds MEDITECH pays to repurchase shares of MEDITECH common stock which you now own will be paid directly to you and should be treated as proceeds from a taxable redemption of capital stock. For tax purposes, this redemption will be treated either as a sale or as a dividend distribution, depending on the specific facts of your situation. If this redemption is treated as a sale (which MEDITECH generally expects to be the case, based on the information available to it), you will have a capital loss equal to your adjusted basis in the shares (generally, the amount which you paid for the shares) less the amount of cash you receive pursuant to this recision offer. Your ability to deduct capital losses may be limited to the amount of your capital gains in a given year, plus $3,000 if you are an individual. Based on the information available to MEDITECH, we do not expect the redemption to be treated as a dividend in the case of any shareholder.

RISK FACTORS REGARDING THIS RECISION OFFER

Your decision whether to accept this recision offer or to continue your investment in MEDITECH common stock involves risks. Below are the material risks related to this recision offer.

THIS RECISION OFFER MAY NOT BAR ALL CLAIMS RELATING TO MEDITECH'S ISSUANCES OF SECURITIES IN POSSIBLE VIOLATION OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS, AND MEDITECH MAY CONTINUE TO BE CONTINGENTLY LIABLE FOR RECISION IN AN INDETERMINATE AMOUNT, WHICH COULD RESULT IN AN ADVERSE EFFECT ON MEDITECH'S FINANCIAL CONDITION.

During the month of February from 1997 through 2003, MEDITECH offered and sold shares of MEDITECH common stock to current and former staff members without being registered under federal or state securities laws. The failure to register the shares may have violated Section 5 of the federal Securities Act of 1933 and Section 301 of the Massachusetts Uniform Securities Act. In an effort to eliminate or reduce the risk of future claims being made against MEDITECH by the purchasers of these shares or, if made, the amount of any potential liability, MEDITECH is offering to rescind the purchase of the eligible shares the purchasers still own.

MEDITECH can not be certain this recision offer will have the effect of barring claims relating to its possible non-compliance with the registration requirements of applicable federal and state securities laws. The Securities Act of 1933, as amended, does not expressly provide that a recision offer will terminate a purchaser's right to rescind a sale of stock which was required to be registered with the Securities and Exchange Commission but was not so registered. The staff of the Securities and Exchange Commission has generally taken the position a purchaser's right of recision under the Securities Act of 1933 may survive a recision offer. MEDITECH believes the applicable statute of limitations under Section 13 of the Securities Act of 1933 is one year from the date of purchase and therefore the shareholders do not have any such rights under federal securities laws to rescind their purchases. Federal courts in the First Circuit (in which MEDITECH is located) have held that the statute of limitations under Section 13 of the Securities Act of 1933 is one year from the date of purchase. However, if a court were to hold that the applicable statute of limitations has not expired, MEDITECH might continue to be contingently liable until the end of the applicable statutory period for recision or damages in an indeterminate amount, which could result in an adverse effect on its financial condition.

In addition, this recision offer will not prevent federal or state regulators from pursuing enforcement actions or imposing penalties and fines against MEDITECH with respect to any violations of securities laws.

YOUR RIGHT OF RECISION, IF ANY, UNDER FEDERAL AND STATE SECURITIES LAWS MAY NOT SURVIVE IF YOU AFFIRMATIVELY REJECT OR FAIL TO ACCEPT THE RECISION OFFER.

If you affirmatively reject or fail to accept the recision offer, it is unclear whether your federal right of recision, if any, will remain preserved. As discussed above, the staff of the Securities and Exchange Commission has generally taken the position a purchaser's right of recision under the Securities Act of 1933 may survive a recision offer. However, MEDITECH believes the applicable statute of limitations under Section 13 of the Securities Act of 1933 is one year from the date of purchase and therefore the shareholders do not have any such rights under federal securities laws to rescind their purchases.

Under Section 410 of the Massachusetts Uniform Securities Act, this recision offer will extinguish MEDITECH's liability, if any, for potential violations of the registration requirements of the Massachusetts securities laws.

In addition to the risks described above, you should carefully consider the risks and uncertainties described under "Risk Factors Which May Affect Future Results of Operations" in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in MEDITECH's 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission, as may be updated from time to time by future filings under the Securities Exchange Act of 1934, as amended, as well as the other information in this prospectus and in the documents incorporated by reference, before making a decision to accept or reject this recision offer.

You should carefully review all of these factors. If any of these risks actually occur, MEDITECH's business, financial condition or operating results could be materially and adversely affected, and MEDITECH's actual results could materially differ from its expectations.

ABOUT MEDICAL INFORMATION TECHNOLOGY, INC.

Medical Information Technology, Inc. (MEDITECH) was founded in 1969 to develop and market information system software for the hospital industry. During 2003 revenue was $270.8M, operating income was $99.7M and net income was $67.4M, up 5.7%, 5.0% and 5.6% compared to the prior year. Product bookings were $158.3M and the resultant product backlog was $114.8M, up 10.2% and 6.8% compared to the prior year. At year end 2003, MEDITECH had more than 2,000 staff members and more than 1,700 active hospital customers throughout the US, Canada and the UK.

MEDITECH is located at MEDITECH Circle, Westwood, Massachusetts 02090 and its telephone number is 781-821-3000. The MEDITECH website is www.meditech.com, but the information on this website does not constitute a part of this prospectus. Additional information regarding MEDITECH, including the audited financial statements and a description of MEDITECH's business, is contained in the 2003 Annual Report on Form 10-K filed with the SEC as may be updated from time to time by future filings under the Exchange Act and in the other documents incorporated by reference in this prospectus.

BACKGROUND FOR THIS RECISION OFFER

During the month of February from 1997 through 2003, MEDITECH offered and sold 1,789,593 shares of MEDITECH common stock to its staff members at prices ranging from $12.00 per share to $22.00 per share in a manner which may not have complied with the registration requirements of certain securities laws.

Under federal and state securities laws, MEDITECH is required to register shares of MEDITECH common stock offered and sold under certain circumstances. MEDITECH has determined the shares it offered and sold to its staff members during the period described above were not, but may have been required to have been, registered for sale by MEDITECH in accordance with federal and state securities laws. Specifically, shares were offered and sold to staff members each February from 1997 through 2003 without being registered under federal or state securities laws. The failure to register the shares may have violated Section 5 of the federal Securities Act of 1933 and/or Section 301 of the Massachusetts Uniform Securities Act. Section 5 of the Securities Act of 1933 requires that a company register the offer and sale of its shares with the Securities and Exchange Commission, unless an exemption to the registration requirement applies. Similarly, Section 301 of the Massachusetts Uniform Securities Act requires that a company register the offer and sale of its shares, unless an exemption to the registration requirement applies. The shares were not registered because MEDITECH believed at the time no registration was required since the sales were being made solely to staff members.

Assuming the sales of these shares did not comply with those requirements, the individuals who purchased such shares in those offerings would have the right, within the applicable statutory period, to return these shares to MEDITECH and obtain a refund equal to the recision amount, as defined below, or if they have sold these shares, to seek damages, if any, resulting from their purchases.

The recision amount payable to an individual who still owns the shares would be the original purchase price, plus interest, less cash dividends received for such shares. Because the dividends received have exceeded the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the sale price for MEDITECH common stock has steadily increased over that in the prior year to the current price of $28.00 per share, which is the price at which the MEDITECH Profit Sharing Trust purchased shares from existing shareholders in private transactions during September 2004. Therefore, MEDITECH does not expect any of these individuals to accept recision for any shares still owned.

Approximately 1,000 current and former MEDITECH staff members are eligible to receive this recision offer. MEDITECH believes certain company officers may be deemed to be "affiliates" of MEDITECH within the meaning of the federal securities laws. Except for shares held by such officers, MEDITECH believes the shares which are the subject of this recision offer are transferable, subject to the restrictions in MEDITECH's charter.

The primary purpose in making this recision offer is to extinguish MEDITECH's contingent liabilities under federal and state securities laws requiring the registration of offers and sales of securities. It is unclear whether shareholders will have a right of recision under the federal securities laws after the expiration of this recision offer. The staff of the Securities and Exchange Commission has generally taken the position a purchaser's right of recision under the Securities Act of 1933 may survive a recision offer. However, MEDITECH believes the applicable statute of limitations under Section 13 of the Securities Act of 1933 is one year from the date of purchase and therefore the shareholders do not have any such rights under federal securities laws, to rescind their purchases. Under Section 410 of the Massachusetts Uniform Securities Act, this recision offer will extinguish MEDITECH's liability, if any, for potential violations of the registration requirements under Massachusetts securities laws.

This recision offer is not an admission MEDITECH did not comply with federal or state securities registration requirements nor is it a waiver by MEDITECH of any applicable statute of limitations. Statutes of limitations under state laws vary by state, with the limitation time period under many state statutes typically not beginning until the facts giving rise to a violation are known. MEDITECH may assert, among other defenses, in any litigation initiated by a person eligible to participate in this recision offer who accepts or rejects this recision offer, that such person is prevented from asserting such claims.

The above discussion relates to your potential recision rights with respect to the registration requirements under federal and state securities laws and does not address the anti-fraud provisions of applicable federal and state securities laws or rights under common law or equity. Whether or not you accept the recision offer, it is possible you may have rights under the anti-fraud provisions of federal and state securities laws, or under common law or equity. These provisions may have statutes of limitations which are longer than the statutes of limitations under the registration provisions of the federal and state securities laws. For example, the statute of limitations under the anti-fraud provisions of the federal Securities Exchange Act of 1934 may be up to five years, and common law fraud claims in Massachusetts are generally subject to a statute of limitations of three years. MEDITECH suggests you consult with an attorney regarding all of your legal rights and remedies before deciding whether or not to accept this recision offer.

TERMS OF THIS RECISION OFFER

If you are a current or former MEDITECH staff member and purchased shares of MEDITECH common stock from MEDITECH at any time during the month of February from 1997 through 2003, you may FAIL TO ACCEPT the recision offer simply by doing nothing and letting the expiration date lapse.

If you are a current or former MEDITECH staff member and purchased shares of MEDITECH common stock from MEDITECH at any time during the month of February from 1997 through 2003, you may ACCEPT IN WRITING the recision offer for any or all eligible shares you purchased and still own at the recision price for such shares specified in the table set forth below under CALCULATION OF THE RECISION AMOUNT by completing, signing and submitting the Recision Acceptance Form to MEDITECH before the expiration date of this recision offer.

This recision offer will expire at 5pm, Eastern standard time, on December 27, 2004. After the timely receipt of your completed and signed Recision Acceptance Form and following the expiration date, MEDITECH will promptly send you a check in the amount you are entitled to receive in exchange for the rescinded shares.

If you are a current or former MEDITECH staff member and purchased shares of MEDITECH common stock from MEDITECH at any time during the month of February from 1997 through 2003, you may REJECT IN WRITING the recision offer by submitting a rejection to MEDITECH before the expiration date of this recision offer. Under Section 410 of the Massachusetts Uniform Securities Act your right to rescind your purchase of shares you still own will be extinguished thirty (30) days after your receipt of this prospectus even if you reject this recision offer.

MEDITECH is not making a recision offer for any shares you purchased from MEDITECH during the month of February from 1997 through 2003 and ALREADY SOLD, because the damages payable to you, based on the calculation set forth under Massachusetts state securities laws, would be equal to the original purchase price for the applicable shares, increased by an amount equal to 6% interest per annum, and decreased by the amount of cash dividends received through the date you sold such shares. MEDITECH's records indicate, in all cases, the consideration you received when you sold the applicable shares is more than the damages so calculated. Therefore, under Massachusetts state securities laws, you are not entitled to receive any damages for shares already sold.

CALCULATION OF THE RECISION AMOUNT

At the time of the original purchases, most of the persons eligible to receive this recision offer resided in Massachusetts, where the statutory interest rate is currently 6% per annum. Based on the large concentration of recision offerees who resided in Massachusetts, MEDITECH has elected to use an interest rate of 6% per annum.

Calculating the recision price to reflect interest and dividends received through December 27, 2004 would further reduce the recision price set forth in the following table. Therefore, MEDITECH has elected to do the calculation through February 2004.

For any shares you purchased from MEDITECH during the month of February from 1997 through 2003 and STILL OWN, the recision amount payable to you if you accept this recision offer would be equal to the original purchase price for the applicable shares, increased by an amount equal to 6% interest per annum, and decreased by the amount of cash dividends received. The following table lists the original purchase price per share, the annual dividends paid per share, and the recision price per share being offered for each year from 1997 through 2003.

Date of Purchase	Original Price	Annual Dividend	Recision Price

Feb 1997	$12.00	$0.84	$8.56
Feb 1998	$13.50	$0.94	$10.85
Feb 1999	$14.50	$1.00	$12.37
Feb 2000	$16.00	$1.16	$14.42
Feb 2001	$17.00	$1.24	$15.85
Feb 2002	$19.00	$1.36	$18.35
Feb 2003	$22.00	$1.56	$21.76

IN ALL CASES, THE RECISION PRICE BEING OFFERED IS LESS THAN THE ORIGINAL PURCHASE PRICE. IN ADDITION, THE MOST RECENT SALE PRICE OF MEDITECH STOCK WAS $28.00 PER SHARE, WHICH IS THE PRICE AT WHICH THE MEDITECH PROFIT SHARING TRUST PURCHASED SHARES FROM EXISTING SHAREHOLDERS IN PRIVATE TRANSACTIONS DURING SEPTEMBER 2004.

THEREFORE, THE BOARD OF DIRECTORS OF MEDITECH UNANIMOUSLY RECOMMENDS YOU DO NOT ACCEPT THIS RECISION OFFER.

MEDITECH urges persons receiving this recision offer to carefully read this prospectus and any documents incorporated by reference, and to make an independent evaluation with respect to this recision offer. MEDITECH also suggests you consult with your advisors before you accept or reject this recision offer.

HOW TO ACCEPT THIS RECISION OFFER

You are not legally required to accept this recision offer. Acceptance of this recision offer is optional for each current or former staff member who holds shares of MEDITECH common stock purchased during the month of February from 1997 through 2003. If you elect to accept this recision offer, your acceptance must be received by MEDITECH by 5pm, Eastern standard time, on December 27, 2004 at the following address:

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, Massachusetts 02090

OTHER IMPORTANT INFORMATION

The shares of MEDITECH common stock rescinded pursuant to this recision offer, if any, will be cancelled. On the day this recision offer expires MEDITECH intends to transfer Temporary Equity to Shareholder Equity and then to account for any shares so rescinded by reducing the amount so paid from Shareholder Equity.

MEDITECH has determined the maximum aggregate amount MEDITECH would be subject to pay as a result of this recision offer is $26.1 million. MEDITECH has sufficient funds available from working capital to pay for the recision of any shares of its stock as a result of this recision offer. Additionally, because the most recent price paid for its common stock exceeds the price payable pursuant to this recision offer in every case, MEDITECH does not anticipate anyone will accept this recision offer.

MEDITECH will not receive any cash proceeds from this recision offer. MEDITECH common stock subject to this recision offer was originally purchased directly from MEDITECH and MEDITECH received all of the proceeds of such purchases.

DESCRIPTION OF CAPITAL STOCK

MEDITECH's authorized capital stock consists of 40,000,000 shares of common stock. No other class of capital stock is authorized.

At September 30, 2004, there were 1,277 shareholders of record of MEDITECH common stock and 34,434,544 shares outstanding. No trading market exists for MEDITECH common stock, and accordingly no high and low bid information or quotations are available. MEDITECH sold 213,221 shares at $26.00 per share during March 2004 pursuant to the 2004 Stock Purchase Plan.

The MEDITECH Profit Sharing Trust purchased 8,200 shares during February through May 2004 from existing shareholders in private transactions at $26.00 per share. It also purchased 5,525 shares during June through August 2004 from existing shareholders in private transactions at $27.00 per share. It also purchased 725 shares during September through October 2004 from existing shareholders in private transactions at $28.00 per share.

MEDITECH acts as the transfer agent and registrar for its common stock.

The following information relates to shareholder rights contained in MEDITECH's Articles of Organization and By-laws.

VOTING: Shareholders of MEDITECH common stock have one vote per share. Shareholders are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class.

QUORUM: Holders of a majority of all shares of common stock issued, outstanding and entitled to vote at a meeting shall constitute a quorum, but if a quorum is not present, a lesser number may adjourn the meeting from time to time and the meeting may be held as adjourned without further notice.

DIVIDENDS: Holders of common stock ratably receive any dividends declared by MEDITECH's Board of Directors. Dividends may be paid to shareholders in cash or common stock. MEDITECH has paid quarterly cash dividends on its common stock continuously since 1980.

LIQUIDATION OR DISTRIBUTION OF ASSETS: In the event of a liquidation, dissolution, winding up, or distribution of assets of MEDITECH, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of common stock.

OTHER RIGHTS: No shares of common stock are subject to conversion rights or redemption or sinking fund provisions or have preemptive or other subscription rights.

MEDITECH's Articles of Organization provide that the sale, assignment, transfer, pledge or other disposition of any MEDITECH common stock by a shareholder is subject to right of first refusal restrictions. This provision may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by MEDITECH's Board of Directors, including takeovers which particular shareholders may deem to be in their best interests.

MEDITECH's Articles of Organization provide that MEDITECH will indemnify each of its directors and officers (including persons who act at its request as directors or officers of another organization of which MEDITECH owns shares or is a creditor) against all liabilities and expenses incurred in any action, suit, or proceeding except no indemnification shall be provided to a director or officer with respect to a matter as to which it shall have been adjudicated in any proceeding which such director or officer did not act in good faith in the reasonable belief his or her action was in MEDITECH's best interests.

MEDITECH is subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction which resulted in the shareholder becoming an interested shareholder, unless:

prior to the date the shareholder became an interested shareholder, MEDITECH's Board of Directors approves the business combination or transaction which results in the shareholder becoming an interested shareholder; or

the interested shareholder acquires at least 90% of MEDITECH's outstanding voting stock, excluding shares held by certain of MEDITECH's directors who also serve as officers of MEDITECH and by certain employee stock plans, at the time it becomes an interested shareholder; or

the business combination is approved by both MEDITECH's Board of Directors and the holders of two-thirds of MEDITECH's outstanding voting stock at a meeting of shareholders, excluding shares held by the interested shareholder.

Chapter 110F defines the term "business combination" to include a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is generally a person who, together with affiliates and associates, owns, or within the last three years owned, 5% or more of a corporation's voting stock.

MEDITECH is also subject to Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any shareholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote stock owned in excess of 20% unless authorized by the shareholders of the corporation.

Chapter 110F and Chapter 110D make it more difficult for an "interested shareholder" to effect various business combinations with a corporation for a three-year period. A Massachusetts corporation may "opt out" of Chapter 110F and/or Chapter 110D with an express provision in its original Articles of Organization or an express provision in its Articles of Organization or By-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither MEDITECH's Articles of Organization nor By-laws contain any such exclusion.

LEGAL MATTERS AND EXPERTS

Certain legal matters with respect to the securities offered pursuant to this registration statement and certain federal income tax considerations will be passed upon for MEDITECH by Goodwin Procter LLP, Boston, Massachusetts.

Ernst & Young LLP, independent auditors, have audited the financial statements of Medical Information Technology, Inc. as of December 31, 2002 and 2003 and for the years then ended included in MEDITECH's Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. MEDITECH's financial statements as of December 31, 2002 and 2003 and for the years then ended are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Arthur Andersen LLP, an auditing firm which has ceased operations, audited the financial statements of Medical Information Technology, Inc. as of December 31, 2001 and for the year then ended included in MEDITECH's Annual Report on Form 10-K for the year ended December 31, 2003. MEDITECH could not obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to its being named in this Form S-2 as having audited MEDITECH's financial statements as of December 31, 2001 and for the year then ended, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act for false or misleading statements or omissions contained in this prospectus, including the financial statements, and any claims against Arthur Andersen LLP related to such false or misleading statements or omissions may be limited.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows MEDITECH to incorporate by reference in this prospectus the information it files with them. Incorporation by reference means MEDITECH can disclose important information to you by referring you to other documents which are legally considered to be part of this prospectus. Information contained in this prospectus automatically updates and supercedes previously filed information. MEDITECH incorporates by reference the specific documents listed on the next page:

  the 2003 Annual Report on Form 10-K filed on March 11, 2004 and Form 10-K/A filed on September 29, 2004 (also attached as Appendix A);

  the 2004 Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders filed on March 26, 2004;

  the 2004 1st Quarterly Report on Form 10-Q filed on May 3, 2004;

  the 2004 2nd Quarterly Report on Form 10-Q filed on July 29, 2004;

  the 2004 3rd Quarterly Report on Form 10-Q filed on October 29, 2004 (also attached as Appendix B); and

  the 2004 Definitive Information Statement for the 2004 Special Meeting of Shareholders filed on August 27, 2004.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

MEDITECH will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any documents incorporated by reference. MEDITECH will also furnish a copy of any Exhibit to the Registration Statement on Form S-2 of which this prospectus forms a part. Requests should be addressed to:

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, Massachusetts 02090

Ms. Manzolillo can also be reached during normal working hours at 781-821-3000.

HOW TO GET MORE INFORMATION

You may call A. Neil Pappalardo by phone at 781-821-3000 during normal working hours or by mail at the above address with any questions concerning this recision offer.

MEDITECH is required to comply with the informational requirements of the Exchange Act and to file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, DC 20549. You may also obtain copies at the prescribed rates from the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site which contains reports, proxy and information statements and other information regarding issuers like MEDITECH which file electronically with the SEC. You may access the SEC's web site at http://www.sec.gov.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Goodwin Procter LLP, the following are the material federal income tax consequences of the proposed recision offer to MEDITECH's shareholders whose stock is rescinded pursuant to the recision offer. The following discussion does not address all of the U.S. federal income tax consequences of the recision offer that may be relevant to you in light of your particular circumstances or if you are subject to special tax rules. In addition, the discussion does not address the state, local, foreign or other tax consequences of participating in the recision offer. The discussion assumes that you hold your shares of MEDITECH common stock that are the subject of the recision offer as capital assets. The discussion also assumes that, if you previously held shares of such MEDITECH common stock and sold them prior to this offer, you held such shares as capital assets. Accordingly, you are urged to consult your own tax advisors as to the specific tax consequences of the recision offer, including any applicable federal, state, local and foreign consequences to you.

All funds MEDITECH pays to repurchase shares of MEDITECH common stock that you now own will be paid directly to you. Any amount MEDITECH pays you for your MEDITECH common stock that you now own should be treated as proceeds from a taxable redemption of stock for cash, within the meaning of Section 317(b) of the Internal Revenue Code of 1986, as amended (the "Code"), with the redemption price equal to the amount paid to you for such shares. Courts have ruled that both the buyer and seller must be restored to their original positions within the same taxable year for a transaction to be treated as a recision for federal income tax purposes, which would not be the case with the recision offer. Therefore, the repurchase should be treated as an independent event from the original sale of the MEDITECH common stock, and it satisfies the criteria for a taxable redemption. However, the tax treatment of the recision offer is not certain, and MEDITECH has not requested or received a ruling from the Internal Revenue Service ("IRS") regarding this offer. Thus, the IRS is not precluded from asserting a contrary position or from otherwise recharacterizing the transaction in whole or in part. For example, the IRS may assert that the recision offer should be characterized according to its form as the return of the original purchase price, which would be nontaxable, plus the payment of interest, which would be taxable as ordinary income.

The redemption will be treated as a sale or exchange for federal income tax purposes if it (i) results in a "complete termination" of your interests in MEDITECH common stock under Section 302(b)(3) of the Code; (ii) is "substantially disproportionate" with respect to you under Section 302(b)(2) of the Code; or (iii) is "not essentially equivalent to a dividend" to you under Section 302(b)(1) of the Code. These three tests are collectively referred to as the "Redemption Tests." The Redemption Tests are applied on a person-by-person basis. If your redemption does not satisfy any of these tests, the payment of amounts directly to you from the recision offer may be treated as a distribution taxable as a dividend. Because the Redemption Tests are applied on a person-by-person basis, it is possible that some persons accepting the recision offer would be subject to sale or exchange treatment and others would receive dividend distribution treatment.

In determining whether you satisfy any of the Redemption Tests, you must take into account not only shares of MEDITECH common stock that you actually own, but also shares that you constructively own under Section 318 of the Code. You may constructively own (i) shares that are actually owned and, in some cases, constructively owned by certain related individuals or entities and (ii) shares that you or related individuals and entities have the right to acquire by exercise of an option, warrant or conversion right. Contemporaneous or related transactions in stock or stock rights of MEDITECH also may affect the redemption tests.

Your redemption will result in a "complete termination" of your interests in MEDITECH common stock under Section 302(b)(3) of the Code if either (i) all the shares of MEDITECH common stock actually and constructively owned by you are sold pursuant to the recision offer or (ii) all shares actually owned by you are sold pursuant to the recision offer and you are eligible to waive and do in fact effectively waive the attribution of shares that would be constructively owned by you under the procedures described in Section 302(c) of the Code.

Your redemption will be "substantially disproportionate" with respect to you under Section 302(b)(2) of the Code if (a) the percentage of MEDITECH voting stock you own immediately after the redemption (taking into account all shares purchased by MEDITECH pursuant to the recision offer) is less than 80% of the percentage of MEDITECH voting stock owned by you immediately before the redemption and (b) after the redemption, you own less than 50% of the total combined voting power of all classes of MEDITECH stock entitled to vote (taking into account all shares purchased by MEDITECH pursuant to the recision offer).

Your redemption will be "not essentially equivalent to a dividend" to you under Section 302(b)(1) of the Code if, in light of your particular circumstances (including your relative interest in MEDITECH stock), your sale of shares pursuant to the recision offer results in a "meaningful reduction" of your interests in MEDITECH common stock (taking into account all shares purchased pursuant to the recision offer). You may satisfy this test irrespective of your failure to satisfy the "complete redemption" or "substantially disproportionate" test. If your relative interest in MEDITECH is minimal and you exercise no control over corporate affairs, then a reduction in your proportionate interest in MEDITECH pursuant to the recision offer should be treated as a "meaningful reduction" of your interests in MEDITECH common stock.

If you qualify for sale or exchange treatment under one or more of the Redemption Tests, you will have capital gain or loss equal to the difference between the total amount of cash you receive pursuant to the recision offer (including the amount designated as interest in the recision offer) and your adjusted tax basis in the shares. Generally, your adjusted tax basis will equal the amount that you paid for the shares. The capital gain or loss will be long-term capital gain or loss if your holding period for the shares exceeds one year. Your ability to deduct capital losses may be limited to the amount of your capital gains in a given year, plus $3,000 if you are an individual.

If your redemption fails to qualify for sale or exchange treatment under any of the Redemption Tests, the amounts you receive pursuant to the recision offer likely will be characterized as a dividend distribution under Section 302(d) of the Code to the extent of MEDITECH's accumulated and current earnings and profits (on a pro rata basis with other persons whose redemptions failed to so qualify). The portion, if any, of your proceeds in excess of the amount treated as a dividend will be treated first as a tax-free recovery of your adjusted tax basis in the redeemed shares and then as a capital gain from a sale or exchange transaction. If your proceeds are taxed as a dividend, you generally should be able to transfer any unrecovered tax basis in the redeemed shares to any other shares of MEDITECH common stock that you own or constructively own.

The foregoing is a summary of the material federal income tax consequences that may be applicable to you in connection with the recision offer and does not purport to be a complete description of your particular tax consequences. You should consult with your own tax advisor with regard to the specific tax consequences of the recision offer to you.

MEDICAL INFORMATION TECHNOLOGY, INC.
RECISION OFFER PROSPECTUS
UP TO 1,789,593 SHARES OF COMMON STOCK
NOVEMBER 19, 2004

You should rely only on the information contained in this prospectus, incorporated herein by reference or contained in a prospectus supplement. MEDITECH has not authorized anyone else to provide you with different or additional information. MEDITECH is not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus, or incorporated herein by reference, or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

APPENDIX A: MOST RECENT FORM 10-K AND 10-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

0-28092
(Commission file number)

Medical Information Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts
(State of Incorporation)

04-2455639
(IRS Employer Identification Number)

MEDITECH Circle, Westwood, MA
(Address of Principal Executive Offices)

02090
(Zip Code)

781-821-3000
(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $1.00 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Exchange Act. Yes [ ] No [X]

There is no public trading market for the registrant's common stock.

There were 34,221,323 shares of common stock, $1.00 par value, outstanding at March 12, 2004.

Part I

Item 1 - Business

COMPANY OVERVIEW

Medical Information Technology, Inc. (MEDITECH) was founded in 1969 to develop and market information system software for the hospital industry. During 2003 combined product and service revenue was $270.8M, operating income was $99.7M and net income was $67.4M, up 5.7%, 5.0% and 5.6% compared to the prior year. Product bookings were $158.3M and the resultant product backlog was $114.8M, up 10.2% and 6.8% compared to the prior year. By the year's end MEDITECH had more than 2,000 employees, and over 1,700 active hospital customers throughout the U.S., Canada and the U.K.

HOSPITAL SOFTWARE

Initially MEDITECH developed a software product to automate one of the main hospital departments, the clinical laboratory which performs various diagnostic tests on blood and urine specimens. Within a few years, this product became standardized, thereby requiring minimal adaptation to meet the individual needs of a typical customer. MEDITECH extended the concept and developed additional software products for the rest of a hospital's clinical departments. Eventually, it moved into the financial area by developing a hospital billing and accounts receivable product as well as various general accounting products.

Although the individual products could be operated in a stand alone fashion, a hospital achieved maximum effectiveness when they were used in an integrated mode, sharing access to the common clinical and financial records of the hospital. This concept ultimately led to MEDITECH developing the so-called hospital information system, a cohesive set of software products designed from the outset to work in conjunction with the overall operation of the hospital and to minimize the need for specialized interfaces.

COMPUTER HARDWARE

Sophisticated software, such as MEDITECH's, requires extensive computer and communication equipment to function. In spite of this, MEDITECH continues to be a pure software company, limiting itself to specifying the aggregate components needed as well as suggesting typical configurations from certain hardware vendors. The responsibility is left to the hospital to purchase the requisite hardware and secure a continuing source of maintenance service for it.

The hardware components traditionally consist of a small set of central medium- sized computers and a large set of display terminals and printers distributed throughout the hospital. All of these elements are interconnected by means of a standard high speed communication network. The computers execute the software and include large disk subsystems containing the permanent and common clinical and financial records of the hospital.

Hardware technology evolves rapidly, and the current trend is to replace the display terminals with desktop and handheld computers, thereby forming a client server network. In this mode of operation, the central computers become the file servers while software is executed locally on the client computer which makes file requests to the servers.

LICENSED SOFTWARE

MEDITECH requires a customer to sign a standard software license agreement prior to product delivery, implementation and subsequent service of the software. This agreement specifies a front end product fee and a front end implementation fee both of which are payable over the implementation process, and a monthly service fee after the site goes live. In addition to precluding hospital ownership and restricting transfer, the license mandates the hospital hold MEDITECH harmless from any liability arising from incorrect operation of the software.

MEDITECH bases its product fee on the total number of hospital beds a customer operates at all of its sites, and sets its implementation fee on the total number of sites. Large hospitals pay more than small hospitals, but incremental fees continue to diminish. The monthly service fees are always 1% of the product fees. A typical 250 bed acute care hospital might incur a $500,000 product fee, $100,000 implementation fee and a $5,000 monthly service fee. An order is booked when a signed software license and a 10% deposit are received.

STAFF ORGANIZATION

MEDITECH is organized into functional units grouped around product development, sales and marketing, implementation, customer service, accounting and facility operations. All MEDITECH staff work in five company owned facilities in the greater Boston area.

From its inception, MEDITECH utilized communication technology which allowed much of its business activities to be performed by remote access. MEDITECH staff sitting at their desks may access client hospitals, both personnel and computers. The need for remote offices is thereby negated. Although most customer contact is through the phone or e-mail, certain of the sales and implementation staff travel to customer sites.

PRODUCT DEVELOPMENT

Most of the product development staff is working on the incremental evolution of the current product line, as well as the creation of new products each year. The rest of the staff is developing a set of replacement products utilizing a new technology. Approximately every ten years, MEDITECH introduces the next generation of products based on the new technology and gradually updates existing customers.

SALES AND MARKETING

Most of the direct sales staff, organized into regions, concentrate on new prospects. In addition, some of the sales staff monitor existing customers to expose them to MEDITECH's entire product line. Marketing activities and promotion are low key because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

During the sales process, prospects generally visit MEDITECH to talk to product specialists and to view product demonstrations. Thereafter they are encouraged to visit various MEDITECH customer sites to observe first hand the software in actual operation and to discuss issues of concern with hospital personnel.

IMPLEMENTATION PROCESS

To ensure a successful implementation, the staff must properly train a core group of hospital personnel about the operation of the software and how to use it in their daily activity. To preclude interruptions from normal hospital activities, MEDITECH mandates the hospital personnel come to the Boston area for intensive training sessions.

As training proceeds, the implementation staff customizes certain dictionaries to fit the specific need of the hospital's environment, provide interfaces to non-MEDITECH systems and to assist the hospital in converting data from legacy systems. In addition, the licensed software will be delivered, installed and tested on the customer's hardware. MEDITECH will utilize remote access communication technology to minimize or eliminate the need to travel.

CUSTOMER SERVICE

Once a hospital goes live, the responsibility of maintaining the customer is transferred to the service staff. MEDITECH provides 24 hour a day service coverage to these customers in order to respond to problem calls. In addition, the staff updates customers with new releases of the software products as they become available. To ensure the continuing education of the hospital staff, MEDITECH runs seminars on the use of its products.

HCA-THE HEALTHCARE COMPANY

HCA-The Healthcare Company owns or operates over 300 hospitals in the U.S., Canada, and the U.K. and has been MEDITECH's largest customer for some time. All of their hospitals operate with MEDITECH's clinical systems. They represented 10% of MEDITECH revenues in 2001, 10% in 2002 and 9% in 2003.

COMPETITION

The market for health care information systems is subject to the technological imperative. Accordingly, MEDITECH has a completely integrated set of application products, implements them successfully, provides ongoing maintenance including updates and continues the developmental process. The Company's competitors who make similar claims include Siemens Corporation, McKesson Corporation, Cerner Corporation, IDX Systems Corporation and Eclipsys Corporation. MEDITECH does not offer the breadth of products and services which the competition offers to hospitals as well as the products and services which the competition offers to related medical enterprises. Instead MEDITECH focuses exclusively in the hospital information system software market and believes it competes favorably with respect to the software offering of the competition.

ACCESS TO SEC FILINGS

"www.meditech.com" is the Company's website address which provides access to its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments thereof just as soon as such reports are filed with or furnished to the SEC. The links so provided allow access to copies of the reports stored on MEDITECH's website, but a link is also provided to allow access to all of the Company's filings stored on the SEC's website as well.

"http://www.sec.gov/cgi-bin/browse-edgar?CIK=1011452&action=getcompany" may be used to access all of the Company's filings stored on the SEC's website instead.

In addition the Company will provide paper copies of these filings free of charge to its shareholders upon request.

Item 2 - Properties

As of December 31, 2003 the Company owned five facilities containing about 1.1 million square feet of space, all being well maintained Class A properties in the greater Boston area. The Company occupies 60% of the space and the remaining 40% is leased to various tenants. The Company has adequate space for its reasonable needs over the near future.

Item 3 - Legal Proceedings

On April 18, 2003, Jerome H. Grossman, a shareholder and former Director of the Company, filed a complaint in the Suffolk County, Massachusetts Superior Court against the Company and five of its six Directors: A. Neil Pappalardo, Edward B. Roberts, Morton E. Ruderman, Roland L. Driscoll and Lawrence A. Polimeno. The complaint alleges: (1) the Directors have violated a duty of good faith and loyalty to Grossman by terminating him as a consultant to the Company in 2001, by failing to nominate him for re-election as a Director in 2002, and by enforcing the Company's right of first refusal against him; (2) the Directors have "rigged" the market for the Company's common stock in favor of buyers and against sellers by establishing an artificially low price for the stock; (3) the Directors have established an artificially low price for the stock so Pappalardo can purchase shares from the Company at a price less than the "fair value" of those shares; and (4) Pappalardo, as the controlling shareholder of the Company, has violated a fiduciary duty to shareholders by dominating the Board of Directors, artificially depressing the price of stock, and personally benefiting from the depressed price by purchasing tens of thousands of shares of stock from the Company each year. On July 11, 2003, the Company filed a motion to dismiss the complaint. On September 12, 2003, the motion to dismiss the complaint was denied. The case is now in discovery.

Item 4 - Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

No trading market exists for the Company's common stock, and accordingly no high and low bid information or quotations are available with respect to the Company's common stock.

The sale, assignment, transfer, pledge or other disposition of any of the Company's common stock is subject to right of first refusal restrictions set forth in the Company's charter.

There are no shareholder agreements of any kind with the Company.

In February 2003, the Company sold a total of 263,884 shares of its common stock to certain employees for an aggregate consideration of $5,805,448. This sale may not have complied with the registration requirements of certain securities laws. See the section on Temporary Equity in Management's Discussion and Analysis of Financial Condition and Results of Operations.

At March 12, 2004, there were 1,216 shareholders of record of the Company's common stock and 34,221,323 shares outstanding.

The Company has paid quarterly cash dividends continuously since 1980. Dividends paid per share in the last five years are set forth within the table in Item 6.

Item 6 - Selected Financial Data

For the Five Years Ended December 31, 2003 (in thousands where applicable)

	1999	2000	2001	2002	2003

Full Year Operations:
Total revenue	$225,630	$216,873	$223,831	$256,197	$270,781
Operating income	91,553	79,193	81,565	94,907	99,685
Net income	59,956	55,146	56,841	63,871	67,424
Average shares	32,784	33,132	33,460	33,760	34,097
Net income per share	$1.83	$1.66	$1.70	$1.89	$1.98
Year End Position:
Total assets	$288,278	$306,093	$331,284	$354,809	$402,407
Total liabilities	41,583	32,315	35,758	36,813	50,709
Temporary equity*	10,475	14,294	17,962	21,435	26,080
Shareholder equity*	236,220	259,484	277,564	296,561	325,618
Shares outstanding	32,915	33,255	33,576	33,877	34,221
Net assets per share**	$7.49	$8.23	$8.80	$9.39	$10.28
Other Financial Data:
Working capital	$92,130	$121,950	$145,778	$165,613	$214,764
Cash flow from operations	74,158	59,333	66,253	81,967	83,228
Depreciation	7,900	7,987	8,257	8,634	8,422
Cash dividends per share	$1.00	$1.16	$1.24	$1.36	$1.56

*Temporary Equity and Shareholder Equity have been restated for the years 1999 through 2002.

**Net assets is defined as total assets less total liabilities.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations:

Comparison of Fiscal Years ended December 31, 2002 and 2003:

Total revenue increased 5.7% from $256.2 million in 2002 to $270.8 million in 2003 as a result of increased products and services provided to both existing and new customers.

Operating expenses increased 6.1% from $161.3 million in 2002 to $171.1 million in 2003 due primarily to a greater increase in product development staff compared to the increase in the rest of the staff. The resultant operating income increased 5.0% from $94.9 million in 2002 to $99.7 million in 2003.

Other income, net of other expense, increased from $7.6 million in 2002 to $11.3 million in 2003 due primarily to a smaller $1.5 million write-down of certain marketable security costs compared to the prior year. This difference was partially offset by $0.5 million in legal expenses incurred in relation to the lawsuit noted in Item 3 of this report.

The Company's effective tax rate increased from 37.7% in 2002 to 39.3% in 2003 primarily as a result of increased tax reserves for unrealized gains on marketable securities.

Comparison of Fiscal Years ended December 31, 2001 and 2002:

Total revenue increased 14.5% from $223.8 million in 2001 to $256.2 million in 2002 as a result of increased products and services provided to both existing and new customers.

Operating expenses increased 13.4% from $142.3 million in 2001 to $161.3 million in 2002 due primarily to an increase in staff size and an increase in associated costs. The resultant operating income increased 16.4% from $81.6 million in 2001 to $94.9 million in 2002.

Other income, net of other expense, decreased from $11.2 million in 2001 to $7.6 million in 2002 due primarily to a $5.8 million write-down of certain marketable security costs. This difference was partially offset by a $2.3 million increase in rental and dividend income earnings.

The Company's effective tax rate decreased from 38.7% in 2001 to 37.7% in 2002 primarily as a result of higher tax credit benefits.

Liquidity and Capital Resources:

At December 31, 2003, the Company's cash, cash equivalents and marketable securities totaled $222.9 million. The marketable securities consisted of preferred or common equities and government notes which can easily be converted to cash. Cash flows from operations were $83.2 million in fiscal 2003, an increase of $1.2 million from the prior year. The increase was primarily attributable to the growth in revenue and other changes in working capital. The primary use in fiscal 2003 of cash generated by operating activities was the payment of $53.2 million in dividends, with the majority of the remaining $30.0 million invested in marketable securities.

MEDITECH has no long-term debt. Net assets at December 31, 2003 was $351.7 million. Additions to property, plant and equipment will continue, including new facilities and computer systems for product development, sales and marketing, implementation, service and administrative staff. Management believes existing cash, cash equivalents and marketable securities together with funds generated from operations will be sufficient to meet operating and capital expense requirements.

Risk Factors Which May Affect Future Results of Operations:

The health care industry is highly regulated and is subject to changing economic and political influences. Federal and state legislatures could modify the health care system in respect to reimbursement and financing. Hospitals may respond to these pressures by delaying the purchase of new information systems. Previous volatility in the market place due to Y2K concerns and September 11th could reappear and cause delays. The Health Insurance Portability and Accounting Act of 1996 will directly impact the industry by specifying standards to protect the security and confidentiality of patient information. It may be possible for patients to bring claims against software providers regarding injuries due to errors. Hospitals consolidating into an integrated health care delivery system may be able to negotiate price reductions. Finally, the Company is dependent on a cohesive group of long time senior managers and staff with vast experience in the hospital industry and software technology.

Temporary Equity:

During each of the years from 1997 to 2003, the Company offered and sold shares of its common stock to certain of its employees in a manner which may not have complied with the registration requirements of certain securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased the Company's common stock from 1997 through 2003 in such offerings would have the right to return the shares to the Company and obtain a refund equal to the recision amount, as defined below, or if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases.

The recision amount payable to an individual would be equal to the original purchase price increased annually by an amount equal to 6% interest and decreased annually by the amount of dividends received. Because the dividends received have always exceeded the amount of the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the fair value of the common stock as determined by the Company's Board of Directors in connection with a year-end contribution of stock to the MEDITECH Profit Sharing Trust has increased over that determined in the prior year. Accordingly, the Company does not expect any of these individuals to seek recision or damages with respect to any such purchases. However, if dividend payments and/or the fair value of the common stock should decrease, individuals may elect to seek recision in the future.

The right of these individuals to receive a refund of the recision amount is not completely within the control of the Company. As a result, these shares are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares have been removed from Shareholder Equity and classified as Temporary Equity. As a result, the Company has restated its financial statements for the years ended December 31, 1999 through 2002. The restatement was made solely to reflect this reclassification and did not affect the Company's previously reported net income, net income per share, assets or liabilities.

Critical Accounting Policies:

All of our significant accounting policies are described in the notes to the financial statements included in Item 8 of this report. We believe four of these constitute our most critical policies requiring estimates and judgments by management which are significant in terms of materiality. Reference Note 1(a) for revenue recognition, Note 1(e) for allowance for doubtful accounts, Note 3 for marketable securities and Note 10 for income taxes.

Item 8 - Financial Statements and Supplementary Data

MEDICAL INFORMATION TECHNOLOGY, INC.

Financial Statements
As of December 31, 2002 and 2003
Together with Auditors' Report

MEDICAL INFORMATION TECHNOLOGY, INC.

Reports of Independent Public Accountants

To the Shareholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 2002 (as restated) and 2003, and the related statements of income, shareholder equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Medical Information Technology, Inc. for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report, dated January 30, 2002, expressed an unqualified opinion of those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States.

The financial statements of Medical Information Technology, Inc. as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been restated to reclassify certain shares of common stock and the related recision amounts from Shareholder Equity to Temporary Equity. Our audit procedures with respect to the restated amounts with respect to 2001 included (i) agreeing the restatement adjustments to a schedule prepared by the Company and obtained from management and (ii) testing the mathematical accuracy of the schedule and tracing certain amounts from the schedule to the Company's underlying records. In our opinion, the amounts restated for 2001 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such restatement and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst & Young LLP

Boston, Massachusetts
January 27, 2004

MEDICAL INFORMATION TECHNOLOGY, INC.

The following is a copy of the report previously issued by Arthur Andersen LLP for the years ended December 31, 2000 and 2001. Arthur Andersen LLP has not reissued this report.

To the Shareholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 2000 and 2001, and the related statements of income, shareholder equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
January 30, 2002

MEDICAL INFORMATION TECHNOLOGY, INC.

Balance Sheets	As of December 31,
	2002	2003

Assets

Current Assets:
Cash and cash equivalents (Note 1)	$16,906,849	$18,690,986
Marketable securities (Note 3)	154,338,807	204,192,366
Accounts receivable, less reserves of
$700,000 in 2002 and $800,000 in 2003	28,380,523	30,720,136

Total current assets	199,626,179	253,603,488

Property, Plant and Equipment, at cost (Note 1):
Computer equipment	9,929,056	8,709,930
Furniture and fixtures	32,820,124	29,948,576
Buildings	139,669,962	139,669,962
Land	26,603,703	26,603,703

	209,022,845	204,932,171
Accumulated depreciation	(63,030,113)	(64,861,487)

	145,992,732	140,070,684

Investments (Note 1)	9,190,389	8,732,604

	$354,809,300	$402,406,776

Liabilities and Equity

Current Liabilities:
Accounts payable	$89,782	$158,214
Accrued taxes	2,147,809	2,599,821
Accrued expenses (Note 5)	21,826,604	24,065,768
Customer deposits	9,949,218	12,015,644

Total current liabilities	34,013,413	38,839,447

Deferred Income Taxes (Note 10)	2,800,000	11,869,316

Total liabilities	36,813,413	50,708,763

Temporary Equity: (as restated, Notes 2 & 7)
Redeemable common stock $1.00 par value
Issued and outstanding 1,525,709 shares
in 2002 and 1,789,593 shares in 2003	21,434,540	26,079,769

Shareholder Equity: (as restated, Notes 2 & 7)
Common stock $1.00 par value
Authorized 35,000,000 shares
Issued and outstanding 32,351,730 shares
in 2002 and 32,431,730 shares in 2003	21,599,615	24,839,834
Unrealized gain on marketable securities	651,828	12,202,459
Retained earnings	274,309,904	288,575,951

Total shareholder equity	296,561,347	325,618,244

	$354,809,300	$402,406,776

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Income	For the Years Ended December 31,
	2001	2002	2003

Operating Revenue:
Software products	$123,698,228	$146,827,089	$151,001,866
Software services	100,132,616	109,369,734	119,778,837

Total operating revenue	223,830,844	256,196,823	270,780,703

Costs and Expenses:
Operating and product development	96,558,320	108,454,991	114,933,942
Selling, general and administrative	45,707,764	52,834,845	56,162,058

Total costs and expenses	142,266,084	161,289,836	171,096,000

Income from operations	81,564,760	94,906,987	99,684,703
Other Income (Note 9)	17,840,206	14,133,775	18,753,624
Other Expense (Note 9)	6,648,369	6,544,805	7,410,608

Income before provision
for income taxes	92,756,597	102,495,957	111,027,719
Provision for Income Taxes (Note 10):
State	7,757,140	8,651,161	9,901,578
Federal	28,158,263	29,973,857	33,702,545

Net income	$56,841,194	$63,870,939	$67,423,596

Basic and Diluted Net Income per Share	$1.70	$1.89	$1.98
Shares Used in Computing Basic and
Diluted Net Income per Share	33,459,652	33,760,459	34,097,342

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Shareholder Equity	Common Stock			Total
	Number of	Paid-in	Retained	Shareholder
	Shares	Capital	Earnings	Equity

Balance, December 31, 2000
(as restated)	32,196,730	$17,167,093	$240,951,456	$259,483,804
Decrease in recision amount
related to redeemable
common stock	-	504,236	-	504,236
Issuance of 75,000 shares of
common stock to qualified
profit sharing plan	75,000	1,425,000	-	1,425,000
Net income	-	-	56,841,194	56,841,194
Unrealized gain, net of tax,
on marketable securities	-	-	-	774,637
Dividends	-	-	(41,464,608)	(41,464,608)

Balance, December 31, 2001
(as restated)	32,217,730	$19,096,329	$256,328,042	$277,564,263
Decrease in recision amount
related to redeemable
common stock	-	743,286	-	743,286
Issuance of 80,000 shares of
common stock to qualified
profit sharing plan	80,000	1,760,000	-	1,760,000
Net income	-	-	63,870,939	63,870,939
Unrealized loss, net of tax,
on marketable securities	-	-	-	(1,488,064)
Dividends	-	-	(45,889,077)	(45,889,077)

Balance, December 31, 2002
(as restated)	32,351,730	$21,599,615	$274,309,904	$296,561,347
Decrease in recision amount
related to redeemable
common stock	-	1,160,219	-	1,160,219
Issuance of 80,000 shares of
common stock to qualified
profit sharing plan	80,000	2,080,000	-	2,080,000
Net income	-	-	67,423,596	67,423,596
Unrealized gain, net of tax,
on marketable securities	-	-	-	11,550,631
Dividends	-	-	(53,157,549)	(53,157,549)

Balance, December 31, 2003	32,431,730	$24,839,834	$288,575,951	$325,618,244

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Cash Flows	For the Years Ended December 31,
	2001	2002	2003

Cash Flows from Operating Activities:
Net income	$56,841,194	$63,870,939	$67,423,596
Cumulative tax liability adjustment on unrealized securities gains	-	(434,552)	(7,700,421)
Write-down of marketable securities	-	5,812,355	1,462,074
Net (gain) loss on sale of securities	(90,211)	699	(233,088)
Stock contributions to qualified profit sharing plan	1,425,000	1,760,000	2,080,000
Allowance for doubtful accounts	120,000	110,000	100,000
Allowance for investment valuations	-	-	217,784
Change in accounts receivable	(3,741,614)	1,157,408	(2,439,613)
Depreciation expense	8,257,117	8,633,862	8,421,929
Change in accounts payable	(361,062)	(24,041)	68,431
Change in accrued expenses	743,675	3,734,492	2,239,166
Change in accrued taxes	148,736	(339,468)	452,012
Change in customer deposits	1,710,548	(414,917)	2,066,427
Change in deferred income taxes	1,200,000	(1,900,000)	9,069,316

Net cash provided by operating activities	66,253,383	81,966,777	83,227,613

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(5,908,103)	(4,193,382)	(2,499,881)
Purchases of marketable securities	(28,763,722)	(42,008,650)	(49,082,494)
Sales of marketable securities	9,375,023	9,829,799	17,251,000
Purchases of investments	(1,490,104)	(5,175,625)	-
Decrease in investments resulting from payments or distributions	37,844	-	240,000

Net cash used in investing activities	(26,749,062)	(41,547,858)	(34,091,375)

Cash Flows from Financing Activities:
Sales of redeemable common stock	4,172,208	4,215,777	5,805,448
Dividends paid	(41,464,608)	(45,889,077)	(53,157,549)

Net cash used in financing activities	(37,292,400)	(41,673,300)	(47,352,101)

Net Increase in Cash and Cash Equivalents	2,211,921	(1,254,381)	1,784,137
Cash and Cash Equivalents, beginning of year	15,949,309	18,161,230	16,906,849

Cash and Cash Equivalents, end of year	$18,161,230	$16,906,849	$18,690,986

Supplemental Disclosure:
Cash paid for Income taxes	$35,470,141	$41,832,173	$42,161,306
Cash paid for Interest	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements December 31, 2003

(1) Operations and Accounting Policies

Medical Information Technology, Inc. (the Company) is engaged in the development, manufacture and licensing of computer software products and related services used in the medical field. The principal market for the Company's products consists of health care providers primarily located in the United States and Canada.

The accompanying financial statements reflect the application of certain accounting policies discussed below. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Revenue Recognition

The Company follows the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition. The Company enters into perpetual software license contracts which provide for a customer deposit upon contract execution, milestone billings and fixed monthly service fees thereafter. The Company classifies product and related implementation fees together as software products in the statement of income and recognizes these fees as revenue upon completion of each contract milestone, which approximates the percentage-of-completion method prescribed by SOP 81-1, Accounting for Performance of Construction-type and Certain Production-type Contracts. Software services represent post-implementation support services, which are recognized as the related services are rendered.

The Company follows the provisions of Emerging Issues Task Force's No. 01-14 (EITF 01-14), which requires reimbursements received for out-of-pocket expenses to be characterized as revenue with offsetting operating expenses in the income statement. Comparative financial statements for prior periods are reclassified for all periods presented.

(b) Software Development Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, the Company is required to capitalize software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, development costs incurred by the Company after technological feasibility has been established have been immaterial and as such have been charged to operations as incurred.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements December 31, 2003

(c) Property, Plant and Equipment

The Company carries all property, plant and equipment on a cost basis and provides for depreciation in amounts estimated to allocate the costs thereof under the following depreciation methods and estimated useful lives:

Description	Method	Useful Life

Computer equipment	MACRS	3-5 years
Furniture and fixtures	MACRS	7 years
Furniture and fixtures	SL	10 years
Buildings	SL	31.5-40 years

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

(e) Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short- term nature of these financial instruments. The Company's marketable securities are carried at fair value (see Note 3). The Company's long-term investments are carried at cost, less a valuation reserve, which approximates fair value based on management's assessment.

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash and cash equivalents in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers. As of December 31, 2002 and 2003 there were no individual customers who accounted for greater than 10% of the outstanding accounts receivable.

(f) Investments

The Company accounts for its equity investments in Patient Care Technologies Inc., LSS Data Systems Inc. and MEDITECH South Africa in accordance with the cost method. All three companies license the Company's software technology and relicense it to their respective customers. Each serves a market niche which is part of the overall medical market but is outside of the hospital market which the Company serves. The Company believes the fair value of these investments approximates its carrying value of $8,732,604 at December 31, 2003.

(g) Net Income per Common Share

In accordance with SFAS No. 128, Earnings per Share, the Company reports both basic and diluted earnings per share (EPS). The Company has no common stock equivalents, thus both basic EPS and diluted EPS are computed by dividing net income by the weighted-average number of common shares outstanding during the year.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements December 31, 2003

(h) Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity including items such as unrealized holding gains/losses on securities classified as available-for-sale and foreign currency translation adjustments. The Company's only comprehensive income for the years ended December 31, 2001, 2002 and 2003 is unrealized gains or losses on marketable securities and is as follows:

	2001	2002	2003

Net income	$56,841,194	$63,870,939	$67,423,596
Unrealized gains (losses)	774,637	(1,488,064)	11,550,631

Comprehensive income	$57,615,831	$62,382,875	$78,974,227

(i) Segment, Geographic and Enterprise-Wide Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable operating segment of an enterprise, as defined. Based on the criteria set forth in SFAS No. 131, the Company currently operates in one operating segment, medical software and services.

SFAS No. 131 also requires that certain enterprise-wide disclosures be made related to products and services, geographic areas and major customers. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During 2001, 2002 and 2003, the Company derived its operating revenue from the following countries, based on location of customer (as a percentage of total operating revenue):

	2001	2002	2003

United States	86%	89%	88%
Canada	12%	10%	10%
Other	2%	1%	2%

	100%	100%	100%

During the years ended December 31, 2001, 2002 and 2003, one customer accounted for approximately 10%, 10% and 9% of operating revenue, respectively.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements December 31, 2003

(2) RESTATED FINANCIAL STATEMENTS

The Company's Financial Statements as of December 31, 2001 and for the year then ended were previously audited by other auditors who have ceased operations. The Company decided during 2004 that the offering and sale of shares of its common stock to certain employees from 1997 through 2003 may not have complied with the registration requirements of certain securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased the Company's common stock in such offerings would have the right to return the shares to the Company and obtain a refund from the Company equal to the recision amount or, if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases of the stock.

These shares are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares should have been removed from Shareholder Equity and classified as Temporary Equity during each of the periods. As a result, the Company has restated its financial statements for the years ended December 31, 2001 and 2002. The restatement was made solely to reflect this reclassification and did not affect the Company's previously reported net income, net income per share, assets or liabilities.

A summary of the impact of such restatement on the financial statements for the years ended December 31, 2001 and 2002 is as follows:

	as previously reported		as currently restated
	2001	2002	2001	2002

Temporary Equity	-	-	$17,962,049	$21,434,540
Shareholder Equity	$295,526,312	$317,995,887	$277,564,263	$296,561,347

	$295,526,312	$317,995,887	$295,526,312	$317,995,887

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements December 31, 2003

(3) MARKETABLE SECURITIES

The Company accounts for its marketable securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of common and preferred equities which have been classified as available-for-sale. These are recorded in the financial statements at fair market value and any unrealized gains (losses) are reported as a component of Shareholder Equity. In addition the Company holds U.S. government agency issues which have been classified as held-to-maturity. These are recorded in the financial statements at their cost which is also their fair value. The fair market value of marketable securities was determined based on quoted market prices. At December 31, 2002 and 2003, the cost basis, unrealized gains, unrealized losses and fair market value of the Company's holdings are as follows:

	2002	2003

Cost of equities	$153,252,427	$148,854,935
Unrealized Gains	6,200,767	20,762,666
Unrealized Losses	(5,114,387)	(425,235)
Cost of agency issues	-	35,000,000

Fair Market Value	$154,338,807	$204,192,366

The Company sold certain available-for-sale securities resulting in a realized loss of $699 during the year ended December 31, 2002 and a realized gain of $233,038 during the year ended December 31, 2003.

SFAS No. 115 requires that for each individual security classified as available-for-sale, a company shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged as such, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings. During the years ended December 31, 2002 and 2003, the Company determined that the decline in value for certain securities was other than temporary. Accordingly, the Company recorded unrealized losses related to these securities in the accompanying statements of income of $5,812,355 and $1,462,074 respectively.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements December 31, 2003

(4) ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of the allowance for doubtful accounts activity for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003

Balance, beginning of year	$470,000	$590,000	$700,000
Amounts charged to expense	120,700	110,000	100,000
Amounts written off	(700)	-	-

Balance, end of year	$590,000	$700,000	$800,000

(5) ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2002 and 2003:

	2002	2003

Accrued bonuses	$18,500,000	$20,000,000
Accrued vacation	2,100,000	2,175,000
Other accrued	1,226,604	1,890,768

	$21,826,604	$24,065,768

(6) COMMON STOCK

Dividend Policy

The Company's Board of Directors has full discretion regarding the timing and amounts of dividends paid on common stock. During the years ended December 31, 2001, 2002, and 2003, the annual dividend rate per share was $1.24, $1.36 and $1.56, respectively, paid quarterly on shares then outstanding.

(7) REDEEMABLE SECURITIES

The Company has decided that its offering and sale of its common stock from 1997 through 2003 to certain of its employees may not have complied with the registration requirements of certain securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased the Company's common stock in such offerings would have the right to return the shares to the Company and obtain a refund from the Company equal to the recision amount or if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases of the stock. The recision amount payable to an individual would be equal to the original purchase price increased annually by an amount equal to 6% interest and decreased annually by the amount of dividends received.

The rights of these individuals to receive a refund of the recision amount is not completely within the control of the Company. As a result, these shares are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares have been removed from Shareholder Equity and classified as Temporary Equity at each of the periods ended on December 31 as follows:

	2001	2002	2003

Recision amount	$17,962,049	$21,434,540	$26,079,769
Related shares	1,303,826	1,525,709	1,789,593

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements December 31, 2003

(8) QUALIFIED PROFIT SHARING PLAN

The Company has no obligation for post-employment or post-retirement benefits. The Company maintains a qualified profit sharing plan that provides deferred compensation to substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of Company stock or cash. A summary of contributions made during the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003

Cash	$2,075,000	$2,340,000	$2,020,000
Company common stock:
75,000 shares at $19/share	1,425,000	-	-
80,000 shares at $22/share	-	1,760,000	-
80,000 shares at $26/share	-	-	2,080,000

	$3,500,000	$4,100,000	$4,100,000

(9) OTHER INCOME AND EXPENSE

Other Income consists of rental, dividend, interest income and both realized and unrealized marketable security gains or losses:

	2001	2002	2003

Rental income	$9,925,825	$10,601,442	$10,029,758
Dividend income	7,072,726	8,697,302	8,792,134
Interest income	751,444	648,085	1,378,502
Gains (losses)	90,211	(5,813,054)	(1,446,780)

Other Income	$17,840,206	$14,133,775	$18,753,614

Other Expense consists of rental, charitable contribution, and certain legal expenses incurred in relation to a lawsuit:

	2001	2002	2003

Rental expense	$6,217,369	$5,359,805	$6,390,608
Charitable contributions	431,000	485,000	520,000
Certain legal expenses	-	-	500,000

Other Expense	$6,648,369	$5,844,805	$7,410,608

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements December 31, 2003

(10) INCOME TAXES

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows:

	2002	2003

Tax reserves	$6,688,833	$8,521,028
Deferred revenue	(878,163)	(686,913)
Other reserves and expenses	(3,010,670)	4,035,201

Total net deferred tax liability	$2,800,000	$11,869,316

The components of the provision for income taxes shown in the accompanying statements of income consist of the following:

	2001	2002	2003

State Current	$7,457,140	$9,126,161	$7,634,249
State Deferred	300,000	(475,000)	2,267,329

	$7,757,140	$8,651,161	$9,901,578

Federal Current	$27,258,263	$31,398,857	$26,900,558
Federal Deferred	900,000	(1,425,000)	6,801,987

	$28,158,263	$29,973,857	$33,702,545

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

	2001	2002	2003

Statutory tax rate	35.0%	35.0%	35.0%
Increase in taxes resulting from state income
taxes, net of federal income tax benefit	5.4	5.5	5.8
Dividend income exclusion	(1.9)	(2.1)	(1.9)
Other	0.2	(0.7)	0.4

	38.7%	37.7%	39.3%

OPERATING RESULTS BY QUARTER (Unaudited):

For the Two Years Ended December 31, 2003 (in thousands where applicable)

	1st Q	2nd Q	3rd Q	4th Q	Year

2002:
Total revenue	$61,130	$65,103	$64,567	$65,397	$256,197
Operating income	22,833	24,569	24,126	23,379	94,907
Net income	15,725	16,915	16,545	14,686	63,871
Net income per share	$.47	$.50	$.49	$.43	$1.89
2003:
Total revenue	$67,281	$67,511	$67,686	$68,303	$270,781
Operating income	25,119	25,009	24,939	24,618	99,685
Net income	16,997	17,211	17,207	16,008	67,424
Net income per share	$.50	$.50	$.50	$.47	$1.98

Net income was negatively affected by write-downs of certain marketable security costs specifically by $5.8 million in the 4th quarter of 2002.

Item 9A - Controls and Procedures

Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2003, the Chief Executive Officer and Chief Financial Officer have concluded such controls and procedures are effective.

There were no changes in the Company's internal control over financial reporting in the fourth quarter which have materially affected, or are reasonably likely to materially affect, such internal control.

PART III

Item 10 - Directors and Executive Officers of the Registrant

All Directors are elected each year at the annual meeting of shareholders. All Officers are elected at the first meeting of the Board following the annual meeting of shareholders and hold office for one year. The positions held by each Director and Officer of the Company on March 12, 2004, are shown below. There are no family relationships among the following persons.

Director or Officer	Age	Position with the Company

A. Neil Pappalardo	61	Chairman, Chief Executive Officer and Director
Lawrence A. Polimeno	62	Vice Chairman and Director
Roland L. Driscoll	75	Director
Edward B. Roberts	68	Director
Morton E. Ruderman	67	Director
L. P. Dan Valente	73	Director
Howard Messing	51	President and Chief Operating Officer
Barbara A. Manzolillo	51	Treasurer, Chief Financial Officer and Clerk
Edward G. Pisinski	60	Senior Vice President
Christopher Anschuetz	51	Vice President
Robert G. Gale	57	Vice President
Steven B. Koretz	51	Vice President
Stuart N. Lefthes	50	Vice President
Joanne Wood	50	Vice President
Hoda Sayed-Friel	46	Vice President

The following is a description of the business experience during the past five years of each Director and Officer.

A. Neil Pappalardo, founder of the Company, is the Chairman and Chief Executive Officer, and has been a Director since 1969. He is also a Director of Palomar Medical Technologies, Inc.

Lawrence A. Polimeno has been the Vice Chairman since 2002, was President and Chief Operating Officer prior to that, has been a Director since 1985, and has been with the Company since 1969.

Roland L. Driscoll, retired Chief Financial Officer of the Company, has been a Director since 1985.

Edward B. Roberts, co-founder of the Company, is a Sloan School Professor at the Massachusetts Institute of Technology, and has been a Director since 1969. He is also a Director of Advanced Magnetics Inc., Pegasystems Inc. and Sohu.com Inc.

Morton E. Ruderman, co-founder of the Company, is Chief Executive Officer of CRES Development, a real estate developer, and has been a Director since 1969.

L. P. Dan Valente is Chairman of Palomar Medical Technologies, Inc., and has been a Director since 1972. He is also a Director of MKS Instruments and SurgiLight Inc.

Howard Messing has been President and Chief Operating Officer since 2002, was the Executive Vice President prior to that, and has been with the Company since 1974.

Barbara A. Manzolillo has been the Treasurer, Chief Financial Officer and Clerk since 1996, was the Treasurer prior to that, and has been with the Company since 1975.

Edward G. Pisinski has been a Senior Vice President since 1997, was a Vice President prior to that, and has been with the Company since 1973.

Christopher Anschuetz has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1975.

Robert G. Gale has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1976.

Steven B. Koretz has been a Vice President since 1997, was a Senior Manager prior to that, and has been with the company since 1982.

Stuart N. Lefthes has been a Vice President since 1997, was a Senior Manager prior to that, and has been with the company since 1983.

Joanne Wood has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1983.

Hoda Sayed-Friel has been a Vice President since 2003, was a Senior Manager prior to that, and has been with the Company since 1986.

The address of all Officers and Directors is in care of the Company, MEDITECH Circle, Westwood, MA 02090.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors oversees the Company's business affairs and monitors the performance of management, but is not involved in the day-to-day operations. The Directors meet regularly with the CEO, the COO, the CFO, other officers and our independent auditors; read reports and other materials; and participate in Board and committee meetings. The Board currently consists of 6 members. The Board held 4 regularly scheduled quarterly meetings and 2 special meetings during the fiscal year ended December 31, 2003 and each of the Directors attended all meetings of the Board of Directors.

The Board of Directors has an Audit Committee and an Executive Compensation Committee. The Company also has a Charitable Contribution Committee. During 2003 each committee member attended all committee meetings. The following is a description of the committees.

The Audit Committee consists of Roland L. Driscoll and L. P. Dan Valente. Both members are former CPA's and Mr. Driscoll is "independent" as defined by the rules which govern the NYSE and NASDAQ. The Board of Directors of MEDITECH has determined that Mr. Driscoll and Mr. Valente are both audit committee financial experts within the meaning of applicable rules under the Securities Exchange Act of 1934, as amended. This committee meets at least six times a year to review accounting practices and advise the Company's CFO. In addition, the committee meets and consults with the Company's outside auditors with respect to the Company's business operations, industry, financial performance, business and financial risks, processes and controls, key policies, legal and regulatory requirements, code of ethical conduct and new or unusual transactions. The Committee does not have a written charter. The Committee submits its annual report to the Board of Directors each April.

The Executive Compensation Committee consists of Morton E. Ruderman and Edward B. Roberts. This committee meets once a year to recommend the Chairman and Chief Executive Officer's annual salary, the criteria and amount for his bonus. The full Board of Directors annually approves the salary and bonus amount for each of the officers.

The Charitable Contribution Committee consists of Morton E. Ruderman, A. Neil Pappalardo and Howard Messing. This committee meets at least six times a year to review the criteria for the year's charitable contribution program, meet and evaluate each organization under consideration and determine the amount to be contributed to each organization for the year.

The Board of Directors does not have a nominating committee. Instead, the entire Board participates in the nomination process.

Item 11 - Executive Compensation

The following table sets forth the compensation received by the Company's Chief Executive Officer and the four most highly compensated other Officers for the three fiscal years ended December 31, 2001, 2002 and 2003.

Name and Position	Year	Salary	Bonus	Deferred

A. Neil Pappalardo	2003	$360,000	$723,965	0
Chairman and Chief	2002	360,000	724,251	0
Executive Officer	2001	360,000	721,736	0

Lawrence A. Polimeno	2003	$180,000	$473,965	$4,255
Vice Chairman	2002	240,000	624,251	4,847
	2001	240,000	621,736	4,615

Howard Messing	2003	$240,000	$473,965	$4,255
President and Chief	2002	240,000	474,251	4,847
Operating Officer	2001	216,000	371,736	4,615

Barbara A. Manzolillo	2003	$204,000	$273,965	$4,255
Treasurer and Chief	2002	204,000	274,251	4,847
Financial Officer	2001	180,000	221,736	4,615

Edward G. Pisinski	2003	$204,000	$273,965	$4,255
Senior Vice President	2002	204,000	324,251	4,847
Sales and Marketing	2001	192,000	271,736	4,615

Profit Sharing Plan: The Company maintains a qualified defined contribution plan for all of the Company's staff known as the Medical Information Technology, Inc. Profit Sharing Plan. All of the staff who have completed one year of service participate in the Plan. The Board of Directors sets the annual contribution which is allocated in proportion to total compensation (capped at $100,000) of all eligible members for the Plan year. No allocation is allowable under this Plan to owners of 10% or more of the Company's common stock. Contributions by members are not permitted. Benefits under the Plan are considered deferred compensation and become fully vested after five years of continuous service with the Company. Members who have at least 20 years of service or who have incurred financial hardship may make in service withdrawals. Lump sum cash payment is made upon retirement, death, disability or termination of employment.

Compensation of Directors: The members of the Board of Directors who are not Officers of the Company currently receive a fee of $8,000 for each quarterly meeting attended, with such fee being deemed to also cover any special meetings, conference or committee time, and incidental expenses expended by such directors on behalf of the Company during the year.

CODE OF CONDUCT AND ETHICS

The Board of Directors has directed management to prepare a Code of Conduct and Ethics for MEDITECH's staff, officers and directors for submittal and approval by the Board.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table provides information as of March 12, 2004 with respect to the shares of common stock beneficially owned by each person known by the Company to own more than 5% of the Company's outstanding common stock, each Director of the Company, each Executive Officer named in the Compensation Table and by all Directors and Officers of the Company as a group. The number of shares beneficially owned is determined according to rules of the Securities and Exchange Commission. Under such rules, a person's beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power.

Name of	Number of Shares	Percentage
Shareholder,	of Common Stock	of Shares of
Director or Officer	Beneficially Owned	Common Stock

A. Neil Pappalardo*	12,799,957	37.40%
Morton E. Ruderman	5,494,469	16.06%
MEDITECH Profit Sharing Trust*	3,899,957	11.40%
Curtis W. Marble	3,500,000	10.23%
Grossman Group**	2,061,144	6.02%
Lawrence A. Polimeno	981,366	2.87%
Edward B. Roberts	975,110	2.85%
Roland L. Driscoll	528,000	1.54%
Edward G. Pisinski	297,000	0.87%
Howard Messing	285,000	0.83%
Barbara A. Manzolillo	200,000	0.58%
L. P. Dan Valente	85,000	0.25%
15 Directors and Officers as a Group*	21,989,452	64.26%

*The number of shares indicated for Mr. Pappalardo includes the shares owned by the MEDITECH Profit Sharing Trust. Mr. Pappalardo is the sole Trustee of the MEDITECH Profit Sharing Trust and therefore is entitled to vote its 3,899,957 shares. Likewise the number of shares indicated for the 15 Directors and Officers as a Group includes the shares owned by the MEDITECH Profit Sharing Trust.

**Based on a Schedule 13D filed by Jerome Grossman and other individuals on February 27, 2002.

Item 13 - Certain Relationships and Related Transactions

A. Neil Pappalardo, Chairman, Chief Executive Officer and Director of the Company, purchased for cash 50,000 shares of Company stock from the Company at $22 per share in February 2003.

Howard Messing, President and Chief Operating Officer of the Company, purchased for cash 15,000 shares of Company stock from the Company at $22 per share in February 2003.

Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk of the Company, purchased for cash 4,000 shares of Company stock from the Company at $22 per share in February 2003.

Edward G. Pisinski, Senior Vice President of the Company, purchased for cash 1,000 shares of Company stock from the Company at $22 per share in February 2003.

On December 31, 2003, the Company contributed 80,000 shares at $26 per share of Company stock to the MEDITECH Profit Sharing Trust.

Philip Polimeno, a son of a Director, is employed as a senior manager of the Company and received W-2 compensation of $91,564 in 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To the Company's knowledge, based solely on a review of the reports given to the Company, all Section 16(a) filing requirements applicable to its executive officers, Directors and greater-than-10% shareholders were satisfied in 2003.

Item 14 - Principal Accountant Fees and Services

Fees paid for audit services rendered by Ernst & Young, LLP, the Company's only independent auditors, are as follows:

	2002	2003

Annual audit and quarterly reviews	$60,000	$142,500
Audit related to Profit Sharing Trust	10,000	10,000
Tax or all other matters	-	-

	$70,000	$152,500

Item 15 - Exhibits and Reports on Form 8-K

Exhibit 10: MEDITECH 2004 Stock Purchase Plan, Exhibit 31: Rule 13a-14(a) Certifications and Exhibit 32: Section 1350 Certifications are appended to this report. There were no reports filed on Form 8-K during the quarter ended December 31, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical Information Technology, Inc.
(Registrant)

By: Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

March 12, 2004
(Date)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 12, 2004.

A. Neil Pappalardo, Chief Executive Officer, Chairman and Director
(Signature)

Lawrence A. Polimeno, Vice Chairman and Director
(Signature)

Roland L. Driscoll, Director
(Signature)

Edward B. Roberts, Director
(Signature)

Morton E. Ruderman, Director
(Signature)

L. P. Dan Valente, Director
(Signature)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

0-28092
(Commission file number)

Medical Information Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts
(State of Incorporation)

04-2455639
(IRS Employer Identification Number)

MEDITECH Circle, Westwood, MA
(Address of Principal Executive Offices)

02090
(Zip Code)

781-821-3000
(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $1.00 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Exchange Act. Yes [ ] No [X]

There is no public trading market for the registrant's common stock.

There were 34,221,323 shares of common stock, $1.00 par value, outstanding at March 12, 2004.

Medical Information Technology, Inc. is filing this amendment to its Annual Report on Form 10-K for the year ended December 31, 2003 for the purpose of amending its cover page to reflect the fact there is no public trading market for the registrant's common stock. In addition, as a result of this fact, the registrant has amended the cover page to indicate the registrant is not an accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical Information Technology, Inc.
(Registrant)

By: Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

September 29, 2004
(Date)

Pursuant to the requirements of the Securities Exchange Act of 1934, this amendment has been signed below by the following persons on behalf of the registrant and in the capacities indicated on September 29, 2004.

A. Neil Pappalardo, Chief Executive Officer, Chairman and Director
(Signature)

Lawrence A. Polimeno, Vice Chairman and Director
(Signature)

Roland L. Driscoll, Director
(Signature)

Edward B. Roberts, Director
(Signature)

Morton E. Ruderman, Director
(Signature)

L. P. Dan Valente, Director
(Signature)

APPENDIX B: MOST RECENT FORM 10-Q

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

0-28092
(Commission file number)

Medical Information Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts
(State of Incorporation)

04-2455639
(IRS Employer Identification Number)

Meditech Circle, Westwood, MA
(Address of Principal Executive Offices)

02090
(Zip Code)

781-821-3000
(Registrant's Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Exchange Act. Yes [ ] No [X]

There were 34,434,544 shares of Common Stock, $1.00 par value, outstanding at September 30, 2004.

Part I - Financial Information

Item 1 - Financial Statements (Unaudited)

Balance Sheet as of December 31, 2003 and September 30, 2004
(000 omitted)

	Dec 31, 2003	Sep 30, 2004

Cash and equivalents	$18,691	$6,121
Marketable securities	204,192	229,535
Accounts receivable less reserve	30,720	33,656

Current assets	253,603	269,312

Computer equipment	8,710	7,720
Furniture & fixtures	29,948	28,529
Buildings	139,670	139,670
Land	26,604	26,604
Accumulated depreciation	(64,861)	(66,636)

Fixed assets	140,071	135,887

Investments	8,733	8,553

Total assets	$402,407	$413,752

Accounts payable	$158	$3,070
Accrued taxes	2,600	565
Accrued expenses	24,066	23,552
Customer deposits	12,016	13,662

Current liabilities	38,840	40,849

Deferred taxes	11,869	11,500

Total liabilities	50,709	52,349

Temporary equity consisting of
redeemable common stock $1.00
par value, issued and outstanding
1,789,593 shares in 2003 and 2004	26,080	24,838

Common stock $1.00 par value,
authorized 40,000,000 shares,
issued and outstanding 32,431,730
in 2003 and 32,644,951 in 2004	24,840	31,625
Retained income	288,576	294,995
Unrealized gain on securities	12,202	9,945

Shareholder equity	325,618	336,565

Total liabilities and equity	$402,407	$413,752

Statement of Income for the Three Months and Nine Months Ended September 30, 2003 and 2004
(000 omitted)

	3 months ended Sep 30		9 months ended Sep 30
	2003	2004	2003	2004

Product revenue	$37,290	$36,947	$113,741	$110,280
Service revenue	30,396	33,390	88,737	98,186

Total revenue	67,686	70,337	202,478	208,466

Operating, development	28,764	29,364	86,130	88,020
Selling, G & A	13,983	15,778	41,281	45,245

Operating expense	42,747	45,142	127,411	133,265

Operating income	24,939	25,195	75,067	75,201

Other income	5,003	5,475	14,291	17,025
Other expense	2,037	1,890	5,501	5,604

Pretax income	27,905	28,780	83,857	86,622

State income tax	2,396	2,544	7,360	7,635
Federal income tax	8,302	8,636	25,082	26,178

Income tax	10,698	11,180	32,442	33,813

Net income	$17,207	$17,600	$51,415	$52,809

Statement of Cash Flow for the Nine Months Ended September 30, 2003 and 2004
(000 omitted)

	9 months ended Sep 30
	2003	2004

Net income	$51,415	$52,809
Change in accounts receivable	390	(2,936)
Depreciation expense	6,416	5,784
Change in accounts payable	2,529	2,911
Change in accrued taxes	(820)	(2,035)
Change in accrued expenses	23	(514)
Change in customer deposits	(1,369)	1,647
Gain on sales of marketable securities	(233)	--
Net effect of non-cash adjustments	1,717	1,136

Net cash from operations	60,068	58,802

Purchases of marketable securities	(49,082)	(29,104)
Sales of marketable securities	17,251	--
Purchases of equipment, furniture & fixtures	(1,932)	(1,601)
Proceeds from mortgage note receivable	180	180

Net cash used in investing	(33,583)	(30,525)

Sales of common stock	5,805	5,544
Dividends paid	(39,842)	(46,391)

Net cash used in financing	(34,037)	(40,847)

Net change in cash	(7,552)	(12,570)
Cash and equivalents at beginning	16,907	18,691

Cash and equivalents at end	$9,355	$6,121

Supplemental disclosure
Change in temporary equity	$4,935	$(1,242)

Notes To Financial Statements (Unaudited):

1. The unaudited financial statements presented herein have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003 included in the Company's Form 10-K filed March 11, 2004. The unaudited financial statements presented herein have not been audited by independent accountants in accordance with generally accepted auditing standards, but in the opinion of management such financial statements include all normal recurring adjustments necessary to summarize fairly the Company's financial position and results of operations.

2. The Company follows the provisions of Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings per Share. SFAS 128 requires reporting both basic and diluted earnings per share (EPS). The Company has no common share equivalents such as preferred stock, warrants or stock options which would dilute EPS. Thus EPS is computed by dividing net income by the weighted average number of common shares outstanding during the applicable period.

Earnings per Share Calculations for the Three Months and Nine Months Ended September 30, 2003 and 2004
(in thousands where applicable)

	3 months ended Sep 30		9 months ended Sep 30
	2003	2004	2003	2004

Net income	$17,207	$17,600	$51,415	$52,809
Average number of shares	34,141	34,435	34,083	34,363
Earnings per share	$0.50	$0.51	$1.51	$1.54

The average number of shares outstanding during the period reflects the issuance of 263,884 shares in February 2003 and 213,221 shares in March 2004.

3. The Company follows the provisions of Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity including items such as unrealized gains/losses on securities classified as available for sale, foreign currency translation adjustments and minimum pension liability adjustments. The Company had an unrealized gain on marketable securities totaling $9,050 thousand for the nine months ended September 30, 2003 and an unrealized loss on marketable securities totaling $2,257 thousand for the nine months ended September 30, 2004.

At September 30, 2004 the Company's marketable securities had a fair market value of $229,534,752 which includes a gross unrealized gain of $18,262,597 and a gross unrealized loss of $1,687,508. The gross unrealized loss is composed of 5 equities with an original cost of $23,726,288 and a fair market value of $22,038,780. These 5 equities have been in an unrealized loss status for less than 12 months. The Company considered the effect of rising interest rates and the issuer's current financial position in order to reach its conclusion that these impairments are temporary at September 30, 2004. The details are as follows:

Description of Securities	Fair Market Value	Unrealized Loss

1 common equity	$6,173,280	$715,115
4 preferred equities	$15,865,500	$972,393

4. The Company follows the provisions of Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosure About Segments of an Enterprise and Related Information. Based on the criteria set forth in SFAS 131 the Company currently operates in one operating segment, medical software and services. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During the first nine months of 2004, 87% of our operating revenue was derived from the United States, 11% from Canada and 2% from other countries.

5. During the month of February from 1997 through 2003, the Company offered and sold shares of its common stock to its staff members in a manner which may not have complied with the registration requirements of certain federal and state securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased such shares in those offerings would currently have the right to return the shares to the Company and obtain a refund equal to the recision amount, as defined below, or if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases.

The recision amount payable to an individual would be equal to the original purchase price, plus 6% interest per annum, less cash dividends received for such shares. Because the dividends received have always exceeded the amount of the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the sale price for the Company's common stock has increased over that for the prior year. Accordingly, the Company expects none of these individuals to seek recision or damages with respect to such purchases.

The Company intends to make a recision offer to the shareholders described above. The Company has filed a registration statement under the Securities Act of 1933 registering the recision offer, but the recision offer has not yet commenced. The Company expects the recision offer, once commenced, will last approximately 30 days. For the reasons discussed above, the Company expects none of the shareholders to accept the recision offer. The Company believes the recision offer will extinguish its liability, if any, to shareholders for the potential securities law violations described above.

Pending the completion of the recision offer, the right of shareholders to seek recision and receive the recision amount is not completely within the control of the Company. As a result, the shares subject to recision rights are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares were removed from Shareholder Equity and are currently classified as Temporary Equity.

The shares of MEDITECH common stock rescinded pursuant to this recision offer, if any, will be cancelled. On the day this recision offer expires MEDITECH intends to transfer Temporary Equity to Shareholder Equity and then to account for any shares so rescinded by reducing the amount so paid from Shareholder Equity.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of 3 Months Ended September 30, 2003 and 2004
(in thousands where applicable)

	3 months ended Sep 30
	2003	2004	Change

Total revenue	$67,686	$70,337	3.9%
Operating income	24,939	25,195	1.0%
Net income	17,207	17,600	2.3%
Average number of shares	34,141	34,435	0.9%
Earnings per share	$0.50	$0.51	1.4%
Cash dividends per share	$0.39	$0.45	15.4%

Total revenue from both existing and new customers increased by $2,651 thousand. It was composed of a $2,994 thousand increase in service revenue offset by a $343 thousand decrease in product revenue. The decrease in product revenue is due to extended implementation schedules in the product backlog.

Operating Expense increased by $2,395 thousand or 5.6% due primarily to an increase in sales and marketing efforts and to higher software service staff levels along with their associated costs. The result was a $256 thousand increase in operating income.

Other income, net of other expense, increased by $619 thousand. This is due primarily to a $376 thousand increase in dividend and interest income offset by a $175 thousand decrease in certain legal expenses incurred in relation to a lawsuit.

Net income increased by $393 thousand as a result of the disproportionate increase in other income, net of other expense, during the third quarter of 2004.

Comparison of 9 Months Ended September 30, 2003 and 2004
(in thousands where applicable)

	9 months ended Sep 30
	2003	2004	Change

Total revenue	$202,478	$208,466	3.0%
Operating income	75,067	75,201	0.2%
Net income	51,415	52,809	2.7%
Average number of shares	34,083	34,363	0.8%
Earnings per share	$1.51	$1.54	1.9%
Cash dividends per share	$1.17	$1.35	15.4%

Total revenue from both existing and new customers increased by $5,988 thousand. It was composed of a $9,449 thousand increase in service revenue offset by a $3,461 thousand decrease in product revenue. The decrease in product revenue is due to extended implementation schedules in the product backlog.

Operating expense increased by $5,854 thousand or 4.6% due primarily to an increase in sales and marketing efforts and to higher software service staff levels along with their associated costs. The result was a $134 thousand increase in operating income.

Other income, net of other expense, increased by $2,631 thousand. This is due primarily to $1,078 thousand in cumulative dividends due since 2001 from Pacific Gas and Electric being paid during the second quarter of 2004 upon emergence from Chapter 11. In addition, in 2003 we incurred a $1,000 thousand writedown of impaired marketable securities offset by a $233 thousand realized gain on marketable securities, while no such impairments occurred in 2004.

Net income increased by $1,394 thousand as a result of the disproportionate increase in other income, net of other expense, during the first nine months of 2004.

Changes in Financial Condition for Nine Months Ended September 30, 2004:

At December 31, 2003 the Company reported the net book value of fixed assets to be $140,071 thousand. During the 2nd quarter the Company retired $4,010 thousand of fully depreciated assets and their accumulated depreciation.

At December 31, 2003 the Company had no payroll tax withholding outstanding while $2,195 thousand was outstanding at September 30, 2004. This is the primary reason accounts payable increased by $2,911 thousand during the first nine months of 2004.

Liquidity and Capital Resources:

Comparison as of December 31, 2003 and September 30, 2004
(in thousands where applicable)

	Dec 31, 2003	Sep 30, 2004

Cash and equivalents	$18,691	$6,121
Total assets	402,407	413,752
Total liabilities	50,709	52,349
Total equity	351,698	361,403
Outstanding number of shares	34,221	34,435
Total equity per share	$10.28	$10.50

At September 30, 2004, the Company's cash, cash equivalents and marketable securities totaled $235.7 million. The marketable securities consisted of preferred or common equities and government notes which can easily be converted to cash. Cash flow from operations for the first nine months of 2004 was $58.8 million, a decrease of $1.3 million from the first nine months of 2003. The decrease was primarily attributable to changes in working capital. The payment of $46.4 million in dividends to shareholders constituted the primary use of cash generated by operating activities during the first nine months.

MEDITECH has no long-term debt. Total equity at September 30, 2004 totaled $361.4 million. Additions to property, plant and equipment are expected to continue, including new facilities and computer systems for product development, sales and marketing, implementation, service and administrative staff. Management believes existing cash, cash equivalents and marketable securities together with funds generated from operations will be sufficient to meet operating and capital expense requirements.

Item 4 - Controls and Procedures

An evaluation was conducted under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)14(c) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded the Company's disclosure controls and procedures are, to the best of their knowledge, effective to ensure information requiring disclosure by the Company in reports which it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no changes in the Company's internal control over financial reporting occurring during the fiscal quarter covered by this report which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Part II - Other Information

Item 1 - Legal Proceedings

On April 18, 2003, a shareholder and former Director of the Company filed a complaint in the Suffolk County, Massachusetts Superior Court against the Company and five of its six Directors. The complaint is summarized in the 2003 annual report on Form 10-K.

Item 2 - Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

The Company did not repurchase any of its shares of common stock during the third quarter of 2004. However, during the quarter the Medical Information Technology, Inc. Profit Sharing Trust purchased 4,990 shares of the Company's common stock for a total of $135,455 in individual private transactions. Below is a table showing the purchases of common stock by the Trust during each month of the third quarter of 2004.

3rd quarter of 2004	shares purchased	price per share

July	3,600	$27.00
August	665	$27.00
September	725	$28.00

Item 4 - Submission of Matters to a Vote of Shareholders

A Special Meeting of Shareholders of Medical Information Technology, Inc. was held at its corporate offices, 7 Blue Hill River Road, Canton, Massachusetts, on Monday, September 20, 2004. The meeting was convened at 9am with the Chairman, A. Neil Pappalardo, presiding and the Clerk, Barbara A. Manzolillo, keeping the minutes.

There were outstanding a total of 34,434,544 shares of Common Stock, par value $1.00 per share. A total of 24,864,430 shares or 72.21% of the outstanding shares, constituting a quorum, were represented at the meeting in person or by proxy. Ballots were distributed for voting.

A proposal to amend MEDITECH's Articles of Organization to increase the authorized common stock, par value $1.00 per share, from 35,000,000 to 40,000,000 shares was approved, with 24,858,080 shares in favor, 3,450 shares against and 2,900 shares abstaining.

A proposal to amend MEDITECH's Articles of Organization to eliminate the authorized Class A and Class B preferred stock was approved, with 24,864,430 shares in favor, 0 shares against and 0 shares abstaining.

Item 6 - Exhibits and Reports on Form 8-K

Exhibit 3 (An Amendment to the Articles of Organization), Exhibit 31 (Rule 13a-14(a) Certifications), and Exhibit 32 (Section 1350 Certifications) are appended to this report. There were no reports filed on Form 8-K during the quarter ended September 30, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical Information Technology, Inc.
(Registrant)

October 29, 2004
(Date)

Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

LETTER TO RECISION OFFER RECIPIENTS

[MEDITECH LETTERHEAD]

November 19, 2004

Dear Shareholder:

You are receiving this letter and the accompanying prospectus because you purchased shares of MEDITECH common stock during the month of February from 1997 through 2003 and still own some or all of these shares. Because the offer and sale of these shares may not have complied with certain federal and state securities registration requirements, the purchasers of these shares may be able to assert claims against MEDITECH.

In an effort to reduce or eliminate the risk of claims being made in the future with respect to any such sales or, if made, the amount of any potential liability, we are offering to rescind the purchase of those shares which you still own. This recision offer is not an admission we did not comply with federal and state securities registration requirements nor is it a waiver by us of any applicable statutes of limitations.

The recision amount payable to an individual who still owns these shares is the original purchase price, plus interest, less cash dividends received for such shares. Because the dividends received have exceeded the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the sale price for MEDITECH common stock has steadily increased over that in the prior year to the most recent sale price of $28.00 per share.

MEDITECH does not expect any of these individuals to accept recision for any such shares still owned. In addition, MEDITECH does not expect any individuals who have sold any shares they purchased during this period to seek damages as a result of such sales because, based on the calculation of damages set forth under Massachusetts state securities laws, there are no damages attributable to such sales.

The enclosed materials describe the terms of this recision offer in detail. MEDITECH urges persons receiving this recision offer to carefully read this prospectus and any documents incorporated by reference, and to make an independent evaluation with respect to this recision offer. MEDITECH also suggests you consult with your advisors before you accept or reject this recision offer.

In order to accept this recision offer, you must complete and submit the Recision Acceptance Form. If MEDITECH has not received a completed and signed Recision Acceptance Form from you by 5pm, Eastern standard time, on December 27, 2004, you will be deemed to not have accepted the recision offer.

If you have any questions about this recision offer, you may contact me by phone at 781-821-3000 during normal working hours or by mail at Medical Information Technology, Inc., MEDITECH Circle, Westwood, Massachusetts 02090.

Very truly yours,

A. Neil Pappalardo
Chief Executive Officer and Chairman

RECISION ACCEPTANCE FORM

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, Massachusetts 02090

Dear Ms. Manzolillo:

The undersigned hereby acknowledges receipt of a prospectus from Medical Information Technology, Inc. (MEDITECH) in which MEDITECH has offered to certain current and former staff members who purchased shares of MEDITECH Common Stock during the month of February from 1997 through 2003 the right to rescind their purchases.

Subject to the terms and conditions of the Recision Offer, the undersigned hereby irrevocably elects to accept the Recision Offer regarding shares of MEDITECH Common Stock previously purchased from MEDITECH and still owned at the Recision Price set forth in the table below:

Date of Purchase	Original Price	Recision Price	# of Shares to Be Sold

Feb 1997	$12.00	$8.56	__________
Feb 1998	$13.50	$10.85	__________
Feb 1999	$14.50	$12.37	__________
Feb 2000	$16.00	$14.42	__________
Feb 2001	$17.00	$15.85	__________
Feb 2002	$19.00	$18.35	__________
Feb 2003	$22.00	$21.76	__________

Please note the per share data in this document have been restated to reflect the 2 for 1 stock split in May 2001. For assistance in completing this table, please refer to your latest statement of stock ownership dated March 26, 2004.

BE AWARE THE CASH AMOUNT YOU WILL RECEIVE FROM MEDITECH IF YOU ACCEPT THIS RECISION OFFER FOR SHARES YOU STILL OWN WILL BE LESS THAN THE PRICE YOU PAID WHEN YOU ORIGINALLY PURCHASED THESE SHARES AND WILL ALSO BE LESS THAN THE MOST RECENT SALE PRICE OF $28.00 PER SHARE OF MEDITECH COMMON STOCK, WHICH IS THE PRICE AT WHICH THE MEDITECH PROFIT SHARING TRUST PURCHASED SHARES FROM EXISTING SHAREHOLDERS IN PRIVATE TRANSACTIONS DURING SEPTEMBER 2004.

Subject to and effective upon receipt of the undersigned's recision payment in accordance with the terms of the Recision Offer, the undersigned sells, assigns and transfers to MEDITECH all right, title and interest in and to all rescinded shares of MEDITECH Common Stock as indicated in the above table, and transfers the registration of such shares to MEDITECH. The undersigned represents that the undersigned is conveying all interests in such shares, free and clear of all liens and encumbrances, and that no such interests have been previously or concurrently transferred in any manner to any other person or entity.

The undersigned understands and acknowledges that the acceptance of the Recision Offer is speculative in nature and involves investment risk. The undersigned understands all of the risk factors relating to an investment in MEDITECH, including those referred to under the caption RISK FACTORS REGARDING THIS RECISION OFFER in the prospectus.

Signature of Owner: ______________________________________ Date: _______________

Print Name of Owner: _____________________________________ Tax ID: ______________